Form 20-F
period 2000-12-31
ACTIVCARD SA
filed 2001-06-29
CIK 1107721

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 0-28584

ACTIVCARD, S.A.
(Exact name of Registrant as Specified in Its Charter)

FRANCE
(Jurisdiction of Incorporation or Organization)

24-28, avenue du Général de Gaulle, 92156 Suresnes, Cedex, France
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 Common shares (par value FF 6.25)
of registrant outstanding at December 31, 2000—39,899,926
(end of reporting period).

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 None

    Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

    Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 /x/ Item 18 / /

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

    The following selected consolidated statements of operations data for the years ended December 31, 1998, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from the Company's consolidated financial statements, set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("U.S. GAAP"). The selected consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the selected consolidated balance sheet data as of December 31, 1996 and 1997 have been derived from audited consolidated financial statements not included in this Form 20-F but also have been prepared in accordance with U.S. GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements included elsewhere in this Form 20-F.

	Years ended December 31,
	1996	1997	1998	1999	2000
	(in thousands, except share and per share data)
Statement of Operations:
Revenue	$8,313	$7,567	$8,266	$10,262	$18,081
Cost of revenues	5,120	4,826	5,223	5,337	6,991

Gross profit	3,193	2,741	3,043	4,925	11,090

Operating expenses:
Research and development	3,070	3,281	3,888	5,233	8,097
Sales and marketing	6,790	7,210	7,042	9,829	15,657
General and administrative(1)	4,313	2,317	2,504	5,603	3,344

Total operating expenses	14,173	12,808	13,434	20,665	27,098

Loss from operations	(10,980)	(10,067)	(10,391)	(15,740)	(16,008)
Interest expense	(565)	(301)	(702)	(743)	(16)
Interest income	38	142	179	294	15,669
Foreign exchange gain (loss)	286	(22)	163	262	14,429
Other	16	—	—	—	—
Income tax benefit (expense)	68	714	452	15	(1)
Minority interest	97	32	1	—	—

Net (loss) income	$(11,040)	$(9,502)	$(10,298)	$(15,912)	$14,073

(Loss) earnings per common share:
Basic	$(0.92)	$(0.61)	$(0.55)	$(0.55)	$0.37
Diluted	$(0.92)	$(0.61)	$(0.55)	$(0.55)	$0.34
Weighted average number of common shares outstanding:
Basic	12,006,618	15,460,178	18,618,463	29,114,715	37,897,417
Diluted	12,006,618	15,460,178	18,618,463	29,114,715	42,215,045

(1)
General and administrative expense for the year ended December 31, 1999 includes $3.04 million resulting from the settlement of litigation, including a cash payment of $637,500 for legal expenses and a grant of 480,000 new shares valued at $2,400,000.

	At December 31,
	1996	1997	1998	1999	2000
	(in thousands)
Balance Sheet:
Cash and cash equivalents	$9,593	$5,291	$4,150	$8,790	$309,850
Total current assets	15,779	10,356	9,302	14,398	323,424
Total assets	17,495	13,051	12,375	16,434	326,335
Total current liabilities	8,568	5,263	5,902	5,953	11,464
Total long-term liabilities	2,160	2,749	1,448	230	108
Convertible bonds	—	8,030	8,030	9,259	—
Shareholders' equity (deficit)	6,767	(2,991)	(3,005)	992	314,763

RISK FACTORS

    The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the Company's expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future. These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth below and elsewhere in this 20-F. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

RISKS RELATED TO THE COMPANY'S BUSINESS

HISTORY OF LOSSES AND EXPECTED FUTURE LOSSES

    The Company has not achieved profitability on an operating basis and expects to continue to incur operating losses for the foreseeable future. The Company incurred net losses on an operating basis of $16.0 million in 2000, $15.7 million in 1999 and $10.4 million in 1998. The Company expects to incur a loss from operations for the year ended December 31, 2001. As of December 31, 2000, the Company's accumulated deficit was $51.7 million, which represents the Company's net losses since it began its operations. Even with its sizable cash balances, the Company may not become profitable or be able to significantly increase its revenue. The Company has recently increased its operating expenses and capital expenditures and expects further increases in operating expenses to facilitate the commercialization of the Company's technology over the next twelve months. Although the Company's revenues have grown in recent quarters, the Company will need to significantly increase revenues to achieve profitability. Even if the Company does achieve profitability, the Company may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that the Company's revenues will grow more slowly than the Company anticipates or that operating expenses will exceed its expectations.

RAPID TECHNOLOGICAL CHANGE

    If the Company does not continually modify and adapt its products and improve the performance features and reliability of its products in response to advances and changes in technology and standards, the Company's business could be adversely affected, and its products and technology could become obsolete or less marketable. The market for network security products is characterized by rapid technological advances, changes in customer requirements, evolving industry standards and frequent new product introductions and enhancements. Moreover, if new Internet, networking or telecommunications technologies or standards become widely adopted or if other technological changes occur, the Company may need to adapt its products. The Company's future operating results will depend upon its ability on a timely basis to enhance its current products and to develop and introduce new products that address the increasingly sophisticated needs of the marketplace and that keep pace with technological developments, new competitive product offerings and emerging industry standards. The process of developing the Company's products and services is extremely complex and requires significant continuing development efforts.

OPERATING RESULTS UNCERTAIN AND MAY FLUCTUATE SIGNIFICANTLY

    The Company's operating results are difficult to forecast and may continue to fluctuate. As a result, period-to-period comparisons of the Company's operating results are not meaningful. Factors that could influence the Company's operating results include:

  •
  Significant advances in techniques for attacking cryptographic systems;

  •
  Publicity regarding the successful circumvention of security features of products similar to the Company's products;

  •
  Government regulation limiting the use, scope and strength of the cryptography used in the Company's products;

  •
  The size, timing and shipment of individual orders;

  •
  Market acceptance of the Company's new products;

  •
  Customer order deferrals in anticipation of new products or changes in their deployment plans;

  •
  The lack of a significant backlog;

  •
  The lengthy sales cycle of the Company's products;

  •
  The ability to fulfill orders;

  •
  The level of product and price competition;

  •
  The ability to develop new and enhanced products and control costs;

  •
  The mix of products and goods sold;

  •
  The mix of distribution channels through which products are sold;

  •
  The ability to integrate the technology and operations of acquired businesses;

  •
  Changes in customer capital spending budgets; and

  •
  Foreign currency exchange rates.

    The Company's expense levels are based, in part, on the Company's expectations of future revenue and if such expectations are not met, the Company's operating results will be adversely affected. Further, net income (loss) may be disproportionately affected by a reduction in revenues because of the relatively small amount of the Company's expenses that vary with its revenues.

    The Company has experienced an increase in the percentage of its quarterly revenues that occur during the last few weeks of the quarter. This trend has reduced the Company's visibility of its quarterly operating results and increased the risk that revenues expected in a quarter will not be realized until the following quarter.

SEASONAL FLUCTUATIONS IN SALES

    As with many companies that have a substantial presence in Europe, the Company experiences seasonality in its business. The third quarter is typically a challenging quarter due to the traditional slowdown of economic activity throughout Europe in the summer months. If as anticipated, the Company's revenues reflect an increasing proportion of software licenses in the future, the Company may experience another form of seasonality typical of other software companies. Other software companies have stated that their customers have a tendency to delay software purchases until the fourth quarter as driven by an annual budgetary phenomenon. Other software companies have stated that this phenomenon typically causes first quarter revenues to be lower than the previous fourth quarter revenues. Although the Company has not experienced such seasonality in the past, it may in the future. As the Company's operating expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

OPERATING MARGINS

    The Company intends to continue to make significant investments to further develop its research and development and, to a lesser extent, sales and marketing organizations. In addition, the Company intends to make additional investments in its general and administrative infrastructure. As a result, operating margins may decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. Any material reduction in gross or operating margins could materially adversely affect the Company's operating results.

RELIANCE ON REVENUE FROM CURRENT TECHNOLOGY

    Substantially all of the Company's revenue is derived from the sale of its digital identity technology and related products. The Company anticipates that substantially all of the growth in the Company's revenue, if any, will also be derived from these sources. If for any reason the Company's sales of this technology and these products are impeded, and the Company has not diversified its product offerings, the Company's business and results from operations could be harmed.

CONCENTRATED CUSTOMER BASE

    The Company utilizes an indirect sales channel strategy to sell its products to many end users although the Company does sell, on occasion, directly to customers. Historically, the Company has experienced a concentration of revenues through certain of its channel partners. Many of the Company's contracts with its significant channel partners are short-term. If any of these channel partners did not renew their contract upon expiration, or if there was a substantial reduction in sales to any of the Company's significant customers, it would adversely affect its business and operating results, unless the Company is able to replace the revenue it received from these customers.

    In 1998, two accounts comprised 59% of revenues and 47% of accounts receivable. In 1999, two accounts comprised 50% of revenues and 37% of accounts receivable. In 2000, two accounts comprised 61% of revenues and 66% of accounts receivable. No other customers in 1998, 1999 and 2000 accounted for 10% of revenues or 10% of accounts receivables. The Company expects to continue to depend upon a small number of large customers for a substantial portion of the Company's revenue.

LONG SALES CYCLE FOR THE COMPANY'S PRODUCTS AND TECHNOLOGY

    The sales cycle for the Company's products, which is the period of time between the identification of a potential customer and completion of the sale, is typically long and subject to a number of significant risks over which the Company has little control. As the Company's operating expenses are based on anticipated revenue levels, a small fluctuation in the timing of sales can cause the Company's operating results to vary significantly from period to period. If revenue falls significantly below anticipated levels, the Company's business would be seriously harmed.

    A typical sales cycle is often six to nine months in the case of the enterprise customer, and more than twelve months in the case of a network service operator customer. Purchasing decisions for the Company's products and systems may be subject to delay due to many factors that are not within the Company's control, such as:

  •
  The time required for a prospective customer to recognize the need for the Company's products;

  •
  The significant expense of digital identity products and network systems;

  •
  The customer's requirement for customized features and functionalities;

  •
  The customer's internal budgeting process; and

  •
  Internal procedures a customer may require for the approval of large purchases.

    Furthermore, the implementation process is subject to delays resulting from network administrative concerns associated with incorporating new technologies into existing networks, deployment of a new network system or preservation of existing network infrastructure and data migration to the new system. Full deployment of the Company's technology and products for such networks, servers or other host systems is usually scheduled to occur over a two-to-three-year period and the licensing of digital identity software, unit sales of smart cards, tokens and related products and the recognition of maintenance revenues would also occur over this period.

EMERGING AND CONSOLIDATING INDUSTRY

    The market for digital identity products is still emerging as well as experiencing consolidation. The evolution of the market is in a constant state of flux that may result in the development of different network computing platforms and industry standards that are not compatible with the Company's current products or technologies.

    The Company believes that smart cards are an emerging platform for providing digital identity for network applications and services. The Company's business model is premised on the smart card becoming a common access platform for network computing in the future. Further, the Company has focused on developing its products for particular operating systems. Should platforms other than the smart card emerge as a preferred platform or should operating systems other than the specific systems the Company has focused on emerge as preferred operating systems, the Company's current product offerings could be at a disadvantage to competitors who have been focusing on alternative platforms and operating systems. If this were to occur, the Company's future growth and operating results could suffer.

    In addition, the Company operates in markets for which industry-wide standards have not emerged. While the Company is actively engaged in discussions with industry peers to define what standards should be, it is possible that any standards eventually adopted could prove disadvantageous to or incompatible with the Company's business model and product lines.

COMPETITIVE BIDDING PRACTICES

    The Company engages in competitive bidding practices for some of its contracts that could result in its costs exceeding its revenues for some contracts. The Company generates a portion of its revenue from contracts and purchase orders awarded through competitive bidding processes. The Company's bids will not always be accepted or, if accepted, awarded contracts may not generate enough revenue to be profitable. The competitive bidding process is typically lengthy and often results in the expenditure of financial, engineering and other resources early in the process and also in connection with bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that the Company's costs may exceed projected costs upon which a submitted bid or contract price is based.

INTERNATIONAL OPERATIONS, FOREIGN MARKETS, EXCHANGE RATE FLUCTUATION

    The Company's international operations subject the Company to risks associated with operating in foreign markets, including fluctuations in currency exchange rates that could adversely affect the Company's results from operations and financial condition. International sales are a substantial portion of the Company's business. A severe economic decline in one of the Company's major foreign markets could make it difficult for customers from those countries to pay the Company on a timely basis. Any such failure to pay, or deferral of payment, could adversely affect the Company's results from operations and financial condition. In 1998, 1999 and 2000, international markets outside of the United States accounted for 90%, 82% and 80% of consolidated revenues, respectively.

    The Company faces a number of risks inherent in doing business in international markets, including among others:

  •
  Unexpected changes in regulatory requirements;

  •
  Potentially adverse tax consequences;

  •
  Export controls relating to encryption technology;

  •
  Tariffs and other trade barriers;

  •
  Difficulties in staffing and managing foreign operations;

  •
  Changing economic or political conditions;

  •
  Exposures to different legal standards;

  •
  Burdens of complying with a variety of foreign laws;

  •
  Fluctuations in currency exchange rates; and

  •
  Seasonal reductions in business activity during the summer months in Europe as well as other parts of the world.

    The Company contracts for the manufacture of its ActivCard tokens with Sharpwin Industrial Limited and Kidder Limited, two Hong Kong-based manufacturers whose manufacturing facilities are located in a "special economic zone" in Guandong and Shenzhen Provinces in the People's Republic of China ("PRC") and Macau. With respect to manufacturing in the PRC, the Chinese government has exercised, and continues to exercise, substantial control over many sectors of the Chinese economy. Consequently, changes in policy by the Chinese government could adversely affect the Company's ability to source its ActivCard tokens in China. The preferential tax treatment granted to enterprises located in "special economic zones" could also be withdrawn, which could adversely affect the cost of manufacturing in China. In addition, changes in the political status and economic policies of Hong Kong, in particular, changes that may result from the recent return of Hong Kong from the United Kingdom to China, could adversely affect the Company's ability to source its ActivCard tokens from these manufacturers.

    While the Company prepares its financial statements in U.S. dollars, the Company has historically incurred a substantial portion of its expenses in French francs. The Company expects that a significant portion of its expenses will continue to be incurred in French francs and, to a lesser extent, in other non-U.S. foreign currencies. Fluctuations in the value of the French franc and other currencies relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the constantly changing currency exposures and the substantial volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

EXECUTIVE OFFICERS AND KEY PERSONNEL

    The Company's future success depends largely on the efforts and abilities of its executive officers and senior management, particularly Yves Audebert, Founder, Vice Chairman, President and Chief Operating Officer and other key employees, including technical and sales personnel. The loss of the services of any of these persons could harm the Company's business. The Company has employment agreements with only one of its key personnel and does not maintain any key-person insurance for any of the Company's employees. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain additional key personnel. A failure to attract additional personnel could significantly harm the Company's business or financial performance.

ATTRACTING, HIRING AND RETENTION OF QUALIFIED TECHNICAL PERSONNEL

    If the Company is unable to attract, hire and retain qualified technical personnel, the Company's business will suffer. The Company's future success depends in part on the availability of qualified technical personnel, including personnel trained in software and hardware applications within specialized fields. As a result, the Company may not be able to successfully attract or retain skilled technical employees, which may impede the Company's ability to develop, install, implement and otherwise service its software and hardware systems and to efficiently conduct its operations. The information technology and network security industries are characterized by a high level of employee mobility, and the market for such individuals in certain regions is extremely competitive. This competition means there is fewer highly qualified employees available to hire, the costs of hiring and retaining such individuals are high and such personnel may not remain with the Company once hired. Furthermore, there is increasing pressure to provide technical employees with stock options and other equity interests in the Company, which may dilute the Company's earnings (loss) per share.

MANAGING THE COMPANY'S FUTURE GROWTH

    The Company plans to continue to invest and grow, particularly in the United States, and to continue to increase the number of its sales, support, service, marketing and product development personnel significantly. This planned expansion, if achieved, would place a strain on the Company's resources and increase operating costs. The Company's ability to manage the staff and growth effectively will require the Company to continue to improve its operations, financial and management controls, reporting systems and procedures; to train, motivate and manage its employees; and, as required, to install new management information systems. There can be no assurance that existing management or any new members of management will be able to augment or improve existing systems and controls or implement new systems and controls in response to anticipated future growth. If the Company is successful in achieving its growth plans, such growth is likely to place a significant burden on the operating and financial systems, resulting in increased responsibility for senior management and other personnel within the Company.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES

    The Company plans to make strategic acquisitions of companies, products or technologies as necessary in order to implement the Company's business strategy. If the Company is unable to fully integrate acquired businesses, products or technologies with its existing operations, the Company may not receive the intended benefits of such acquisitions. In addition, acquisitions may subject the Company to unanticipated liabilities or risks. Any acquisition may temporarily disrupt the Company's operations and divert management's attention from day-to-day operations.

    The Company may incur debt or issue equity securities to finance future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to the Company's stockholders. In addition, the Company's profitability may suffer due to acquisition-related expenses or amortization costs for acquired goodwill and other intangible assets.

ESTABLISHING AND MAINTAINING STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES

    The Company's success depends on establishing and maintaining strategic relationships with other companies to develop, market and distribute the Company's technology and products and, in some cases, to incorporate the Company's technology into their products. Part of the Company's business strategy has been to enter into strategic alliances and other cooperative arrangements with other companies in the industry. The Company is currently involved in cooperative efforts to incorporate its products into products of others, to jointly engage in research and development efforts, jointly engage in marketing efforts and reseller arrangements. None of these relationships are exclusive, and some of the Company's strategic partners also have cooperative relationships with certain of the Company's competitors.

    If the Company is unable to enter into cooperative arrangements in the future or if the Company loses any of its current strategic or cooperative relationships, its business could be harmed. The Company does not control the time and resources devoted to such activities by parties with whom the Company has relationships. In addition, the Company may not have the resources available to satisfy its commitments, which may adversely affect these relationships. These relationships may not continue, may not be commercially successful, or may require the expenditure of significant financial, personnel and administrative resources from time to time. Further, certain of the Company's products and services compete with the products and services of its strategic partners. For example, Schlumberger distributes software for logical security applications using smart cards in addition to the smart card products that they license from the Company. This competition may adversely affect the Company's relationships with its strategic partners, which could adversely affect its business.

CALIFORNIA'S ENERGY CRISIS

    The Company relies on a continuous power supply to conduct its business, and California's current energy crisis could disrupt the Company's operations and increase its expenses. California is in the midst of an energy crisis that could disrupt the Company's operations and increase its expenses. In the event of an acute power shortage, which occurs when power reserves for the State of California fall below 1.5%, California has on occasion implemented, and may in the future continue to implement, rolling blackouts throughout California. The Company currently does not have backup generators or alternate sources of power in the event of a blackout, and the Company's current insurance does not provide coverage for any damages the Company or its customers may suffer as a result of any interruption in its power supply. If blackouts interrupt its power supply, the Company would be temporarily unable to continue operations at the Company's facilities. This could damage the Company's reputation, harm the Company's ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm the Company's business and results of operations.

    Furthermore, the regulatory changes affecting the energy industry instituted in 1996 by the California government has caused power prices to increase. Under the revised regulatory scheme, utilities were encouraged to sell their plants, which traditionally had produced most of California's power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices have increased dramatically over the past year. If wholesale prices continue to increase, the Company's operating expenses will likely increase, as U.S. operations are located in California.

BUSINESS INTERRUPTIONS

    The Company's operations are vulnerable to damage or interruption from computer viruses, human error, natural disasters, telecommunications failures, intentional acts of vandalism and similar events. In particular, the Company's U.S. headquarters are located in San Francisco Bay area, which is known for seismic activity. The Company has not established a formal disaster recovery plan, and the Company's back-up operations and its business interruption insurance may not be adequate to compensate the Company for losses that occur. A significant business interruption would result in losses or damages incurred by the Company and would harm its business.

RISKS RELATED TO THE INDUSTRY

GROWTH OF THE INTERNET AND OTHER COMMUNICATIONS NETWORKS

    If the use of the Internet and other communications networks does not continue to grow, demand for the Company's products may not increase. Successful implementation of the Company's strategy depends in large part on the continued growth in the use of the Internet and other communications networks based on internetworking protocols. If the use of these networks does not continue to grow, or if it grows more slowly than the Company expects, the demand for the Company's products may not increase. As certain types of network transactions and applications, such as electronic commerce, are still evolving, the Company cannot predict the size of the market and its sustainable growth rate. To date, many businesses and consumers have been deterred from using these networks for a number of reasons, including, but not limited to:

  •
  Potentially inadequate development of network infrastructure;

  •
  Security concerns including the potential for user impersonation and fraud or theft of stored data and information communicated over networks;

  •
  Inconsistent quality of service;

  •
  Lack of availability of cost-effective, high-speed network service;

  •
  Limited numbers of local access points for corporate users;

  •
  Inability to integrate business applications on the networks;

  •
  The need to operate with multiple and frequently incompatible products;

  •
  Limitations on networks due to increased users and lack of sufficient infrastructure to support increased levels of use;

  •
  Increased governmental regulation and delays in development or adoption of new standards and protocols to handle increased levels of activity; and

  •
  Lack of tools to simplify access to and use of networks.

    The adoption of the Internet and other communication networks based on internetworking protocols will require a broad acceptance of new methods of conducting business and exchanging information. Companies and government agencies that already have invested substantial resources in other methods of conducting business may be reluctant to adopt new methods. Also, persons with established patterns of purchasing goods and services and effecting payments through traditional means may be reluctant to change.

COMPETITION

    The industry is highly competitive and evolving, and the Company may be unable to compete successfully in the future, which may harm the Company's business. The Company competes in numerous markets, including

  •
  Digital identification;

  •
  Network access control;

  •
  Personal credential security;

  •
  Smart card and token-based network applications and authentication.

    These markets are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. The Company believes that the principal factors affecting competition in its markets include product functionality, performance, scalability, flexibility and features of products, use of open standards technology, quality of service and support, reputation and price.

    Many of the Company's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, certain of the Company's competitors may determine, for strategic reasons, to consolidate, to substantially lower the price of their products or to bundle their products with other products, such as hardware products or other software products. The Company expects that there will be increasing consolidation in the digital identity market and that there can be no assurance that such consolidation will not materially adversely impact the Company's competitive position. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

    Government regulation of technology exports could limit the Company's ability to market its products abroad and to compete effectively. The Company's international sales and operations may be subject to the following risks:

  •
  Imposition of government controls;

  •
  New or changed export license requirements;

  •
  Restrictions on the export of critical technology;

  •
  Import or trade restrictions; and

  •
  Changes in tariffs.

    While the Company believes its technology and products are designed to meet the regulatory standards of many foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's results of operations and financial condition. Certain of the Company's products are subject to export controls under U.S. and French laws, and the Company believes that it has obtained all necessary export approvals when required. However, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be revised from time to time. The Company's failure to obtain required approvals under these regulations could adversely affect its ability to make international sales. For example, because of the U.S. governmental controls on the exportation of encryption technology, the Company has been unable to export some of the Company's products with the most robust information security encryption technology and will be required to provide for recovery of encryption keys for access by governmental authorities in order to export products containing those robust encryption algorithms. As a result, foreign competitors facing less stringent controls on their products may be able to compete more effectively than the Company in the global information security market. These factors may have a material adverse effect on the Company's results of operations and financial condition.

    Due to the increasing popularity of the Internet and internetworking protocol-based communication networks, it is possible that laws and regulations may be enacted covering issues such as user privacy, pricing, content and quality of products and services. The increased attention focused upon these issues as a result of the adoption of additional laws and regulations may reduce the rate of growth of these networks, which in turn could result in decreased demand for the Company's technology.

RISKS RELATING TO THE COMPANY'S PRODUCTS

DEPENDENCY UPON A LIMITED NUMBER OF MANUFACTURERS AND SUPPLIERS

    The Company depends upon a small number of companies for the manufacture of its products, and the loss of any one of them could materially harm the Company's business. The Company contracts with Sharpwin Industrial Limited, and Kidder Limited, two Hong Kong companies, for the manufacture and assembly of ActivCard tokens. The assembly of certain components used in the Company's products is performed in France by Selem. The duplication of CDs for the ActivCard Gold product is performed in the Netherlands by Metatec. These are currently the Company's sole sources for the manufacture and assembly of these products. A reduction or interruption in supply and the failure to identify and establish relationships with additional manufacturers and assemblers would adversely affect the Company's results of operations and could impact customer relations.

    Although most of the parts and components used in the manufacture of the Company's products are readily available from a number of suppliers, certain components are currently available only from a single source or from limited sources. The Company's inability to obtain sufficient source components, or to obtain or develop alternative sources at competitive prices and quality, could result in delays in product shipments or increase the Company's material costs, either of which would adversely affect the Company's financial condition or results of operations. In particular, the micro-controller chips contained in the Company's older ActivCard Plus tokens are currently purchased from a sole source supplier, Samsung Semiconductor Europe GmbH, which produces the chips in South Korea. The Company cannot provide assurance that Samsung will be able to furnish enough chips to meet the Company's demands or that the Company will be able to continue to purchase chips of acceptable quality from Samsung at commercially acceptable prices. The Company believes that, if Samsung were to discontinue the manufacture of the chips or to become unwilling or unable to meet the Company's future requirements, the Company would be able to procure chips of acceptable quality from another supplier, and the Company's contractual relationship with Samsung would not restrict its ability to do so. The Company could also redesign its ActivCard Plus tokens for a different microprocessor. However, delay or failure to identify additional suppliers at commercially acceptable prices or redesign the circuits could adversely affect the Company's results of operations.

CRYPTOGRAPHIC TECHNOLOGY IN THE COMPANY'S AUTHENTICATION PRODUCTS

    The Company employs cryptographic technology in its authentication products that use complex mathematical formulations to establish network security systems. Many of the Company's products are based on cryptographic technology. With cryptographic technology, a user is given a key that is required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's key and in part on the application of algorithms, which are advanced mathematical factoring equations. These codes may eventually be broken or become subject to government regulation regarding their use, which would render the Company's technology and products less effective. The occurrence of any one of the following could result in a decline in demand for the Company's technology and products:

  •
  Any significant advance in techniques for attacking cryptographic systems, including the development of an easy factoring method or faster, more powerful computers;

  •
  Publicity of the successful decoding of cryptographic messages or the misappropriation of keys; and

  •
  Increased government regulation limiting the use, scope or strength of cryptography.

PRODUCT LIABILITY

    The Company's sales agreements typically contain provisions designed to limit the Company's exposure to potential product liability or related claims. Products as complex as those the Company offers may contain undetected errors or "bugs" or result in failures when first introduced or when new versions are released. The occurrence of these errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance or claims by customers against the Company, or could cause the Company to incur additional costs, any of which could adversely affect its business. Despite the Company's product testing efforts and testing by current and potential customers, it is possible that errors will be found in products or enhancements after commencement of commercial shipments. The Company does not maintain insurance to mitigate losses caused by product defects.

    The Company's products can be used to prevent unauthorized access to and attacks on critical enterprise information. As the Company's customers rely on its products for critical security applications, the Company may be exposed to potential liability claims for damage caused to an enterprise as a result of an actual or perceived failure of the Company's products. An actual or perceived breach of enterprise network or data security systems of one of the Company's customers, regardless of whether the breach is attributable to its products or solutions, could adversely affect the market's perception of the Company, products and solutions and therefore the Company's business. Furthermore, the nature of many of the Company's professional services exposes the Company to a variety of risks. Many of the Company's professional service engagements involve projects that are critical to the operations of the customers' businesses. The Company's failure or inability to meet a customer's expectations in the performance of its services or products, or to do so in the time frame required by the customer, regardless of the Company's responsibility for the failure, could:

  •
  Result in a claim for substantial damages against the Company by its customers;

  •
  Discourage customers from engaging the Company for such services; and

  •
  Damage the Company's business reputation.

    In addition, as a provider of professional services, a portion of the Company's business involves employing people and placing them in the workplace of other businesses. Therefore, the Company is also exposed to liability with respect to actions taken by its employees while on assignment, such as damages caused by employee errors and omissions, misuse of customer proprietary information, misappropriation of funds, discrimination and harassment, theft of customer property, other criminal activity or torts and other claims.

    The Company currently carries general liability insurance, errors and omissions insurance and insurance to guard against losses caused by employee dishonesty. The Company believes that this insurance is comparable to other similar companies in the Company's industry. However, that insurance may not continue to be available to the Company on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The Company does not maintain insurance coverage for employee errors or security breaches, nor does the Company maintain specific insurance coverage for any interruptions in its business operations. The successful assertion of one or more large claims against the Company that exceed available insurance coverage, or changes in its insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect the Company's business.

PROTECTION OF INTELLECTUAL AND PROPRIETARY RIGHTS

    The Company's operations may suffer if the Company is unable to protect the intellectual and proprietary rights necessary to produce its products. The Company depends substantially on its proprietary information and technologies. The Company relies on a combination of trademark, patent, copyright and trade secret laws and license agreements to establish and protect its rights in software products and other proprietary technology. Although the Company believes that its intellectual property is not susceptible to compromise during the manufacturing process because its software is embedded, through a masking process, in the micro-controller before delivery to the manufacturer occurs and is not made independently available to the manufacturer, the Company does manufacture and sell products in countries that offer less protection for intellectual property than the United States or France. The Company enters into confidentiality or license agreements with its employees and distributors, as well as with its customers and potential customers seeking proprietary information, and limit access to and distribution of the Company's software, documentation and other proprietary information. The Company cannot assure that the steps taken in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology. In particular, it may be possible for unauthorized parties to copy certain portions of the Company's products or obtain and use information that the Company regards as proprietary. Any inability to protect the Company's proprietary technologies could adversely affect its business.

    The Company has filed and been granted nine patents in the United States, which expire at various dates ranging from 2008 to 2016. In addition to the patents granted in the United States, the Company has been granted patents in Europe, Australia, Canada, Mexico and Taiwan. In general, patent rights are of similar duration (approximately 20 years) in all countries where patents have been issued. Upon expiration of such patents, competitors may develop and sell products based on technologies similar or equivalent to those currently covered by the Company's patents.

    The nature of the process for obtaining patents and the extent of protection provided by patent laws varies from country to country. The Company has filed a number of patent applications that are presently pending. The Company cannot provide assurance that patents will be issued with respect to pending or future patent applications, or that the Company's issued patents will not be challenged, invalidated or circumvented, or that the patents that have been issued to the Company will prevent the development of competitive products. In addition, the Company cannot always be certain that it was the first creator of inventions covered by pending patent applications or the first to file patent applications on certain inventions.

INFRINGEMENT ON PROPRIETARY RIGHTS OF OTHERS

    The Company may face claims of infringement on proprietary rights of others that could subject the Company to costly litigation and the possible restriction on the use of such proprietary rights. There is a risk that the Company's products infringe on the proprietary rights of third parties. While the Company does not believe that its products infringe on proprietary rights of third parties, infringement or invalidity claims may nevertheless be asserted or prosecuted against the Company and its products may be found to have infringed the rights of third parties. Such claims are costly to defend and could subject the Company to substantial litigation costs. If any claims or actions are asserted against the Company, the Company may be required to modify its products or may be forced to obtain a license for such intellectual property rights in a timely manner. The Company may not be able to modify its products or obtain a license on commercially reasonable terms, or at all.

EUROPEAN CURRENCY ISSUES

    The Company is aware of the issues raised by the introduction of the Single European Currency ("Euro") on January 1, 1999 and during the transition period through January 1, 2002. The Company believes that it has limited exposure to the transition to the Euro primarily because the majority of its business is conducted in either U.S. dollars or French francs. The U.S. dollar is the Company's reporting currency as well as the currency to which the majority of its sales invoices are denominated. The French franc has a fixed exchange ratio to the Euro.

    The Company's internal systems that are affected by the initial introduction of the Euro have been made Euro capable without material system modification costs. The Company does not presently expect that introduction and use of the Euro to materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While the Company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse impact on the Company's financial condition or overall trends in results of operations.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

    ActivCard S.A. is organized as a société anonyme, or limited liability corporation, under the laws of the Republic of France. ActivCard S.A. and its subsidiaries comprise the ActivCard Group (the "Company"), which was founded in 1985.

    The Company's registered address is 24-28, avenue du Général de Gaulle, 92156 Suresnes, Cedex, France. The address of the Company's U.S. subsidiary is 6623 Dumbarton Circle, Fremont, California, 94566.

    From the Company's founding in 1985 until 1994, the Company has provided software and hardware engineering services for defense-related companies, government agencies and multilateral institutions and developed, manufactured and sold customized portable products, similar in form to tokens, for large-scale applications, such as interactive television. In December 1993, as a result of management's assessment that it would take a significant period of time for the interactive television market to develop, the Company decided to discontinue the direct marketing and sales activities related to interactive television and began to devote the Company's resources principally to the development of computer and communications network security products and contract engineering services. The Company first developed management software for its data security solution in 1996. The first ActivCard token solutions were introduced in 1995. In early 1997, the Company chose to focus its efforts as a provider of products, rather than engineering services, to enhance the Company's gross margins and leverage its engineering investments. In January 1999, the Company introduced ActivCard Gold, a smart card-based solution for digital identification.

    In March 2000, the Company raised gross aggregate proceeds of approximately $306 million from its initial listing on the Nasdaq National Market.

    The Company incurred capital expenditures of $589 thousand, $265 thousand and $1.7 million during the fiscal years December 31, 1998, 1999 and 2000, respectively. These capital expenditures were primarily incurred to create and expand research and development facilities.

BUSINESS OVERVIEW

    The Company develops, markets and supports software and ancillary hardware products that enable network computing by facilitating the digital identification of users of network services or applications. The Company's products and technologies enable the management of digital identities by addressing the administrative, security and usability concerns inherent in network computing.

    Digital identification extends the network beyond the traditional, ubiquitous terminal, such as a personal computer, essentially creating individualized or personalized networks that reduce the risks associated with personal credentials otherwise residing on such a terminal. The Company's digital identification solutions enable network service providers to extend their offerings to individuals who, in turn, are enabled to access those services in a secure manner. Further, the Company's products and technologies enable a service provider to manage their respective services and applications remotely subsequent to the initial issuance of an end-user device, such as a smart chip card. Through digital identity, a network service provider gains increased assurance that the person utilizing the network service or application is who they say they are. The Company's product offerings are also used by enterprises and government entities, to improve business processes by consolidating separate and distinct network services, or trusted community databases, such as building access and remote network access, securely from each other onto a single end-user device. The consolidation of these network services onto a single end-user device, such as a smart chip card or mobile device, makes the management of each of these different network services transparent to the user because all of these services or applications are consolidated on a single end-user device and are managed remotely by each of the database managers of their respective trusted communities.

    The Company's products are based on an open architecture and ensure seamless inter-operability across a complex mix of heterogeneous systems and independence from vendors. Organizations deploying the Company's products have the flexibility to offer diverse services and to select from different deployment strategies and providers of various authentications technologies, card operating systems, directory services, certificate authorities and network management systems.

    The Company sells its products through distribution partners, such as original equipment manufacturers (OEMs), value-added resellers (VARs), system integrators and distributors. The Company has strategic relationships with Sun Microsystems, Schlumberger, Citigroup, Hewlett-Packard and Datacard.

    Historically, the Company's principal customers have been European banking and financial services companies. These financial and other institutions use the Company's products for advanced remote network access and on-line banking as well as Internet access, secure access to data and increased efficiency in corporate network connectivity. The Company also markets its products to companies in the telecommunications, healthcare, networking technologies and manufacturing sectors.

INDUSTRY BACKGROUND

    With the advent of the personal computer in the early 1980's, the personal computer ("computer") has become an increasingly significant part of a company's everyday life. Initially, personal computers were deployed in the workplace with the objective of improving productivity by computerizing redundant workplace tasks. As applications were developed, the personal computer gained acceptance as an appliance that could do much more. Once multiple computers were installed in a single workplace, it became apparent that there was a need between co-workers to share their work or even an opportunity for multiple computers to utilize a single printer. As desktop computing became an accepted part of everyday work-life so too did the need for communication capabilities between the computer and other devices such as other computers and printers. Network computing became an essential element of the workplace. Ultimately, the computer became a significant part of home life as well as the development of applications for personal use drove demand for the purchase of a computer for the home.

    In the late 1980's, email became a significant application that enabled communication between users who were using computer devices that were networked together. Throughout the 1990's, the web browser and other web-based applications were introduced to the marketplace essentially enabling access for millions of people to and through public and private networks and ultimately to the network of networks, the Internet. Compelling applications, ease-of-use, twenty-four hour availability and the mass deployment of devices such as the computer drove the rapid growth of the Internet and other public and private networks as more and more people discovered different uses for this network.

    Networks currently enable people, businesses, governments and other entities to communicate, conduct commerce, access and share information, entertain, provide services and countless other activities between each other. Individuals and organizations are now using computer networks for increasingly sensitive tasks, such as attracting new customers, accessing new markets, improving customer service and satisfaction, and lowering support and distribution costs. The use of computer networks is extending to a number of more valuable and sensitive activities, including business-to-business transactions, electronic data interchange (EDI) and on-line retail purchases and payments. On-line companies have enjoyed dramatic growth in their customer base and revenue as consumers execute an increasing number of transactions over the networks.

    As the network expands, new devices are introduced, new applications are developed and network transactions continue to proliferate, networking technologies, such as Bluetooth, will further enable communication and the sharing of information, for example, between devices and appliances without interaction from human beings.

    The proliferation of network computing and the extension of corresponding network services to a user involve a relationship between a user and a network service provider. A network service provider can generally be defined as a provider of a service, for example on-line banking, and the user, in this example, a bank's customer. Together, the user and the network service provider form a trusted community where the network service provider extends access or capabilities for a service through a network to the user. The network service provider needs assurance that the user they are securely extending their service to is who they say they are. Further, the user of a network service must gain assurance that its privacy or personal information is not being compromised when transacting over the network. A network service provider will only provide a service and a user will only conduct transactions over a network if the following is achieved:

  •
  Access control to the network in order to manage access rights to sensitive information;

  •
  Confidentiality, which involves the encryption of data transmissions so that only the intended recipient can access the information;

  •
  Data integrity that ensures that data is not compromised or manipulated;

  •
  Non-repudiation which provides undeniable proof that transactions, once committed, are valid, binding and irrevocable; and

  •
  Authentication, which proves the identity of users and systems on the network.

    The growth in the use of networks for communications and transactions, however, has raised serious concerns on the part of businesses and consumers regarding authentication and non-repudiation. Historically, network service providers focused on the network infrastructure to provide the security required to control access to the network, preserve confidentiality, maintain data integrity, ensure non-repudiation and authenticate a user accessing the network. Network infrastructure in this sense meant building a secure connection between a computing device, such as a personal computer, and the network service provider's server. More specifically, network infrastructure meant investment in secure socket layer connections between a user's personal computer and the network service provider's servers with virtual private networks, firewalls and policy management consoles falling between.

    Access to the network was controlled in a number of ways but primarily through static and dynamic passwords and Public Key Infrastructure. Today, nearly all network systems employ a combination of a login name and a password for authentication purposes. Although generally easy to use, in many ways, the password is the weakest link in network computing. The password is problematic primarily because the password is, other than a terminal such as a personal computer, all that is required to log onto and access the network. A password cannot be relied upon for absolute proof of identity because any individual possessing it can gain access to the network.

    Primarily because of their widespread availability and ease-of-use, most network systems in use today employ simple static passwords for authentication purposes, which are only periodically changed.

    A more advanced form of authentication was introduced that involves the use of dynamic passwords that change with each use, making their interception useless. Dynamic passwords are often based on a combination of different variables or codes, one of which is typically a secret code, and others that are objective variables such as event or time based codes. As the variables change on every login, combining the secret code or "key" with these variables produces a password that is valid for only one particular session. This system is referred to as symmetric key infrastructure because of the use of the same secret code or "key" at both ends of the communication channel.

    In recent years, an authentication technology known as Public Key Infrastructure ("PKI") was introduced to and is gaining acceptance in the marketplace. PKI relies on a public-private key pair rather than solely secret keys to encrypt and decrypt data and to generate digital signatures and certificates. Digital certificates are secure data files containing a user's public key along with other information identifying that user. The public key is made available to anyone who wants it, but the corresponding private key is held only by its owner. Network service providers use the public key to encrypt data to be sent to a user, and the user decrypts the data by employing the corresponding private key. A trusted third party (a Certification Authority, also known as a CA) takes responsibility for issuing public/private keys, signing certificates and vouching for the binding of a particular key to a user, much like a government agency might vouch for its citizens by issuing passports. PKI is emerging as a leading technology for future application and network security, including access control to information resources from web browsers, secure e-mail, signing digital forms, firewalls, routers supporting VPNs, directories, and single sign-on to corporate applications.

    There are inherent problems with each of these access control solutions. As with all password solutions, passwords cannot be relied upon for absolute proof of identity because any individual possessing it can gain access to the network. Specifically with respect to static passwords, the password itself is static and only changed periodically. Static passwords are often written down, readily divulged to third parties and obvious. Further, static passwords are susceptible to various forms of interception and replay that further serve to diminish their security. Users also typically select the same password for all their applications and services, thereby allowing the third party who obtains one password to enjoy the entire range of access.

    Dynamic passwords successfully address some of the problems of static passwords. However, dynamic passwords do not provide non-repudiation services. Although dynamic passwords have certain benefits over static passwords, dynamic passwords also suffer from the inherent problems with passwords being susceptible to falling into the hands of the wrong user. Further, dynamic password solutions are more challenging to implement and are inconvenient and awkward to use. Dynamic passwords are most often associated with a single-function token that requires a network user to carry a device that is designed for a single function such as remote network access. Further, despite increased security associated with an ever-changing password, this in itself is inconvenient to a user who constantly has to refer to the token to obtain a password when logging in to the network. PKI has gained increasing acceptance in the marketplace, however, PKI is difficult to implement and requires an overhaul of certain network systems such as a company's remote network access infrastructure. A substantial number of enterprises have deployed Radius servers as their remote access network infrastructure. PKI is not compatible with the Radius server protocols. Thus, each of these access control solutions has weaknesses or inherent problems that require resolution.

    It is also true with each of these access control solutions that each stores critical components of the access control solution such as passwords or private keys on the terminal, which is usually a personal computer. As such, the identification and security capabilities are compromised primarily because the password or private key is merely authenticating the terminal or personal computer rather than the individual user. If the password is known or if PKI was the access control solution implemented, any individual with physical access to the terminal or personal computer can fraudulently access a network service or transact over the network as someone else.

    Historically, network access control issues have been addressed by security products and solutions. While security is a significant factor when transacting over networks, customers are increasingly looking for broader product solutions that provide multi-function and multi-service capabilities compared to single function solutions, seamless integration of multiple applications onto existing network infrastructure and the preservation of existing network infrastructure investment. Investment in the build-out of private, public and hybrid networks has been substantial in recent years as applications for users have proliferated and network features and functionalities have been introduced. However, the administrative complexity of a network is typically compounded by the variety of systems in place for each of its services and applications. Network administrators are faced with a multitude of challenges when overlaying applications and services on to their networks. Today, network administrators require digital identity solutions that:

  •
  Are easy to implement;

  •
  Preserve existing infrastructure and investment;

  •
  Improve business processes;

  •
  Reduce operating costs;

  •
  Provide for increased network and user security;

  •
  Provide opportunity to more effectively implement new technologies;

  •
  Simplify access to network applications and services for users;

  •
  Consolidate existing network services onto a single platform;

  •
  Consolidate network application and services management capabilities; and

  •
  Achieve an acceptable return on investment.

THE ACTIVCARD SOLUTION

    ActivCard digital identity solutions prove that people "are who they say they are" online. Before accessing LAN, WAN, and Internet-based services, ActivCard strong authentication requires something the user has (such as a smart card, mobile phone, or PDA) and something the user knows (a PIN). ActivCard digital identity software allows organizations to remotely initialize, personalize, and manage user credentials and applications pre- and post-issuance. This complete lifecycle management capability enables organizations to offer uninterrupted user services. With ActivCard solutions, companies can consolidate multiple credentials, applications, policies, and profiles used to access a variety of e-business services. With ActivCard solutions, users can securely access a range of applications and services hosted on extranets, intranets, LANs, WANs, wireless networks, and the Internet. Businesses use ActivCard technology to offer a variety of Web-centric services:

  •
  Application login, Win2000 login, and remote access

  •
  MRP, PRM, ERP, CRM, or CRP systems

  •
  Digital signatures and secure email

  •
  High security Web pages

  •
  Business-to-business transactions

  •
  Financial transactions and balance records

  •
  Credit, debit, e-check, and stored value

  •
  Patient medical and insurance records

  •
  Loyalty program accumulation

    The Company's goal is to enable organizations to implement their network-centric business strategies, and to change the way they do e-business. With ActivCard, users have mobile access to personalized applications, resources, and services through their Web browsers. Further, administrators can manage these services via an easy-to-use Web console.

Consolidating personal credentials and applications

    ActivCard technology uniquely enables migration and consolidation of multiple credentials and applications onto a single personal computing device—smart cards, mobile phones, handheld tokens and other wireless PDA's by:

  •
  Integrating a variety of physical and logical access services into a single system;

  •
  Streamlining the issuance and management of personal data and credentials; and

  •
  Eliminating the costs of funding separate programs, managing separate databases, and allocating separate administrative resources.

Updating personal computing devices after they've been issued to users

    ActivCard provides highly secure solutions for managing the entire lifecycle of personal computing devices in an Open Platform environment. From initialization and personalization to issuance and management, the Company's server products deliver a modular, scalable, network-based system for administering multi-application devices. Issuers can remotely deploy and update the credentials, applets, and data, and instantly enforce policies. This can all be done without replacing the user device—and without disrupting user services. ActivCard post-issuance management capabilities:

  •
  Enable issuers to dynamically load, delete, and modify content

  •
  Provide organizations with the flexibility to adapt to changing user needs

  •
  Maximize the lifespan and return on investment of multi-application devices

  •
  Enable post-issuance updates over public networks via a secure channel

Multiple administrators independently managing content on the same device

    Multiple "communities" can manage personalized user services with the same trusted system while retaining privacy and confidentiality. Separate organizations, departments, agencies, and offices increase return on investment by sharing their costs with other programs. This helps to eliminate duplicative outlay and overhead expenses. Rather than have each program pay for its own personalization, issuance, management, and applications—multiple programs share these costs.

    In distributed network-centric environments, employees, partners, and customers require multiple keys to access the various services offered by independent communities. ActivCard infrastructure simultaneously accommodates the interests of all these communities, each with its own administrator who manages the identities, policies and access rights of the members within that community.

    With a single ActivCard enabled device, for example, a user can belong to four unrelated communities and use one-time passwords and three different PKI key pairs to access multiple Web-based services hosted on separate back-ends and managed by unrelated administrators.

Delivering the benefits of open industry standards

    ActivCard integrates across a complex mix of heterogeneous technologies, and interoperates with leading devices, chips, operating systems, PKI applications, and network systems—leveraging past and future IT investments and taking advantage of personal networking services. ActivCard is committed to the Global Platform cross-industry Open Platform initiative towards universal standards for smart card interoperability and management.

    Ultimately, ActivCard delivers a single multi-application, digital identity solutions that can be used by an individual to:

  •
  Access confidential corporate resources on an intranet as an employee

  •
  Access services and support information on secured Web pages as a customer

  •
  Access product or marketing tools on an extranet as a partner

  •
  Securely manage personal data and other personal passwords and credentials

    ActivCard user identity solutions enable organizations to conduct business more effectively and achieve dramatic cost savings. Corporations, government agencies, financial institutions, healthcare providers, and service operators use the Company's software to enable new ways of doing business over the Internet and solve business process challenges:

  •
  Personalize and administer services on a shared network

  •
  Gather, store, and share data across multiple departments or organizations

  •
  Consolidate multiple processes, reduce paperwork, and support core services

  •
  Leverage existing technologies and share a common infrastructure

  •
  Improve user convenience and corporate productivity

BUSINESS STRATEGY

    The Company's objective is to become the leading supplier of products and technologies enabling information technology managers, product manufacturers, system integrators and network service providers to integrate digital identity services quickly and efficiently into their applications. The Company's strategy to achieve this objective encompasses the following key elements:

  •
  Leverage the Company's existing customer base. The Company intends to leverage the Company's existing customer base, which has deployed its token-based authentication solutions to more than two million users. The Company will seek to migrate these customers to its new product offerings, including ActivCard Gold. The Company also intends to market its product offerings to new customers by referencing its existing customer base.

  •
  Expand the Company's base of strategic partners, OEMs and distributors. The Company is committed to expanding its base of strategic partners, original equipment manufacturers and distributors to ensure that its technology is available on as many servers and software platforms as possible. The Company has integrated its authentication technology into the network management systems and Internet security suites of industry leaders such as AXENT, Lucent and Novell. The Company expects these and its other strategic relationships to provide significant market leverage as the need for managing digital identity solutions develops in step with the increase in electronic commerce.

  •
  Increase market penetration through strategic partnerships. The Company intends to broaden its market reach by enhancing its relationships with strategic partners who, by embedding the Company's technology in their products, promote their products while serving their own interests.

  •
  Develop additional key technology components focused on managing multiple credentials. The Company will continue to research and develop products and technologies that are focused on the creation, distribution, protection and control of multiple credentials. The Company is providing the market with toolkits so that the Company's technology can be easily embedded or integrated with solutions from the leaders in network systems, services and applications, and complement the capabilities provided by industry leaders in enterprise computing.

  •
  Make digital identity the essential component enabling next generation network-based business. The Company is continuing to establish itself as a leader in digital identity technology that links card providers, financial services providers and network service providers, allowing the smart card to be deployed in large-scale system implementations. The Company believes smart cards will be a dominant platform on which digital credentials are securely stored or generated. The digital identity framework has the potential to take computing to a personal level, with the existing PC serving as a generic terminal and the personal identity being provided by the smart card or other personal security device.

PRINCIPAL PRODUCTS AND TECHNOLOGY

    ActivCard delivers digital identity technology essential for next generation network communication and transactions. The Company's hardware and software technology and products combine the ease-of-use of an ATM transaction with a security level better than a face-to-face meeting. ActivCard solutions are designed for authenticating and managing the digital identities of employees, suppliers, partners, and customers accessing e-business resources online. Linked seamlessly to market leading systems supporting symmetric key infrastructure (SKI) or public key-based infrastructure (PKI) authentication, data confidentiality and integrity, ActivCard is a key enabler of business-to-business (B2B) and business-to-consumer (B2C) communication and commerce.

    The Company's principal products and technology are built upon the Company's digital identity framework and software development kits. This framework is designed to be scalable and permit the authentication process to be performed with a higher throughput than the Company's competitors. The level of security in the Company's products is also higher because the Company is able to combine the strength of multiple security technologies into integrated end-user solutions that are not only secure, but also easy to use. The Company's range of products includes end-user products and back-end server solutions.

    In addition to the Company's own product offerings, the Company provides the Company's partners with software development kits that allow them to integrate the Company's digital identity framework into their network applications, systems and services, and include both client and administration feature sets. The Company's software development kits are the foundation for the Company's packaged products, as well as partner integrations and software licensing arrangements.

End-User Products

    The Company has a variety of end-user products that provide strong authentication for secure log-in, remote and Internet access and digital signatures. These products are delivered by the Company to customers and packaged and sold by OEMs and integration partners.

  •
  ActivCard Gold. The Company's flagship end-user product currently in its fourth generation, ActivCard Gold is an easy-to-use, software and hardware, smart card-based authentication package used to access multiple applications, systems and services. It stores and processes user data and identification that can then be used for various forms of authentication, including physical access and network access using the same smart card token. It supports advanced applications and security concepts and can be expanded for future applications. For corporate environments, ActivCard Gold provides a high level of security to the desktop environment, either for local access or when users are at remote locations. ActivCard Gold provides the following advantages: local login to the Microsoft Windows NT domain; remote access to the corporate network (through a firewall or network access server using RADIUS); secure access to the corporate web server or only to specific pages; and e-mail digital signature and encryption.

    ActivCard Gold also allows companies to extend secure access to customers, dealers and suppliers for extranet applications, web-hosted services and electronic commerce (e.g., home banking and Internet retail). Coupled with ActivCard back-end authentication software, ActivCard Gold provides the familiarity of the ATM interface (PIN, enter) with advanced authentication and administration services.

  •
  ActivReader. The ActivReader smart card reader uses a design the Company has developed and refined over the past ten years. The ActivReader is the first reader designed for the newest multipurpose smart card applications. ActivReader provides a secure, portable, hand-held smart card terminal equipped with a liquid crystal display and a keypad that can work off-line, or when connected to a personal computer via a serial link or to a server through a phone line. ActivReader provides security in excess of that generally required by today's financial services industry for their electronic transactions. It has been certified compliant with the standard secure electronic transmission protocol used by Europay, MasterCard and Visa International (EMV).

  •
  ActivCard One. ActivCard One is a token-based, end-user product for use by customers requiring fewer security features than those offered by the Company's more advanced products. ActivCard One is a device that is integrated into numerous market leading implementations and scalable back-end server solutions.

  •
  ActivCard Plus. ActivCard Plus is a token-based, end-user product that can be programmed to perform user, host and message authentication and can authenticate with up to four different servers from the same token. This product can verify that the server is legitimate, offer message authentication, remember prior transactions and has dual tone, multi-frequency capability.

Back-End Server Solutions

    The Company has integrated its server software with a number of common industry hardware and server-side operating system platforms. The Company's software is designed to ensure that its end-user, token-based security solutions run smoothly and securely while minimizing the administrative burden on information technology professionals charged with managing network security.

    Some examples of the Company's back-end server solutions are:

  •
  ActivPack for Windows NT. ActivPack for Windows NT provides secure remote access, secure Internet website access and secure domain login for Windows environments. ActivPack for Windows NT extends the standard security mechanism with ActivCard dynamic passwords.

  •
  ActivPack for MVS/RACF. ActivPack for MVS/RACF adds dynamic password authentication to leading access control products for IBM S/390, replacing the RACF static password.

  •
  ActivPack for Novell Directory Services. ActivPack for Novell Directory Services is a secure, server-based solution that links users to a network through Novell Directory Services (NDS). NDS provides authentication, authorization, and accounting services for users by connecting them to services running anywhere in the network.

  •
  ActivCard Management Suite. ActivCard Management Suite is the set of advanced management products designed to facilitate the issuance, post-issuance update, and personal device and user management. The Suite allows large-scale telecommunications operators, healthcare organizations, financial service organizations or corporate enterprises to seamlessly integrate ActivCard technology into their existing infrastructure and cost effectively deploy, utilize and manage Digital Identity solutions.

SALES

    The Company markets and sells its products and technologies through a network of distribution partners such as systems integrators, value-added resellers, original equipment manufacturers and international distributors supported by the Company's indirect, overlay sales organization. The Company's sales organization is responsible for soliciting prospective customers and providing technical advice and support with respect to its products and technologies.

    As of March 31, 2001, the Company employed an indirect sales, service and support, training and marketing organization of seventy-one employees located in offices in France, Germany, Singapore, Japan, Sweden, United Kingdom and the United States to market the Company's products and technology to network service providers and administrators in government, financial and commercial banking institutions and enterprise through their respective corporate IT departments.

    The Company's distribution partners typically incorporate products from a variety of suppliers to address a broader set of final buyer requirements. The Company currently has over 50 distribution partners in over 30 countries worldwide, including Alphamedia (France), Integralis and Icon Systems (Germany), Ingram Micro (Worldwide), Intercede (UK), NCL Communications (Japan), Protect Data (Sweden), Risk Management (U.S.) and Zaslon (Slovenia).

    The Company provides technical support with personnel located in its offices in Suresnes, France; Fremont, California; Watchung, New Jersey; Tokyo, Japan and Singapore. These offices provide technical support to the Company's integration and distribution partners, who, in turn, provide first level service to final buyers. The Company offers formalized product training programs and has established "ActivCard Authorized" reseller programs in the marketplace.

    In addition, the Company provides telephone and online services to answer inquiries related to implementation, integration and operation of its products and technologies. The Company is increasing the resources it dedicates to technical service and support in line with the increased distribution of the Company's products, including a technical service web site with controlled access through the Internet. The Company offers a maintenance program for the software products covering updates and minor software releases. The Company's standard practice is to provide a warranty on all its products for one year after shipment for hardware products and three months after shipment for software products.

BUSINESS DEVELOPMENT

    The Company's business development efforts are focused on establishing and managing collaborative relationships with strategic industry participants. Key to the success of this effort is the coordination of resources across different functional organizations and regional operations throughout the Company.

    Strategic relationships assist the Company in expanding its sales, marketing and technical capabilities and increase the distribution and market acceptance of the Company's digital identity products and technologies. Integration partners embed the Company's technology in their own products, which are then sold to the final buyer. The Company believes that its relationships with these integration partners allow the Company to cost-effectively leverage third-party products and thereby provide its final buyers with robust digital identity technology solutions. The Company has developed significant strategic relationships with integration partners in an effort to incorporate its products into third-party products; conduct joint research and development efforts; and develop joint proposals and presentations for products and services and reseller arrangements.

    The Company's strategic relationships, including the nature thereof, currently include the following:

    - Symantec has embedded the Company's digital identity framework into its OmniGuard Defender enterprise security server and network security systems.

    - Mondex International, a subsidiary of MasterCard, has contracted the Company to deliver logical security services for Multos smart cards, making Multos cards compatible with the Company's digital identity framework.

    - Novell has embedded the Company's digital identity framework into its core product lines through Novell Directory Services.

    - Schlumberger, one of the world's largest smart card manufacturers, will deliver products to the market based on the Company's digital identity framework.

    - Visa International, has contracted the Company to deliver logical security services for Visa Open Platform (VOP) smart cards.

    - DataCard has entered into an agreement with the Company to integrate, supply and support the Company's digital identity solutions based on Microsoft and Novell infrastructures for corporate ID cards.

    - EDS has entered into an agreement with the Company to integrate and support its digital identity solutions for government ID projects.

    - Citibank has entered into an agreement with the Company to integrate, sell and support the Company's digital identity solutions as a feature of their value added corporate purchase, travel and expense cards.

MARKETING

    The Company utilizes a variety of marketing initiatives to support its business strategies, including the following:

    Product Marketing.  The product marketing process has been key in the Company's transition from an engineering services company to a network products and software infrastructure company. The Company's product marketing effort supports its strategy by defining products that meet market needs and are deliverable via selected channels. The Company focuses its product marketing efforts on market requirements and delivery of products to market. Additionally, the Company's solutions marketing efforts focus on close coordination with the product strategies of the Company's strategic partners ensuring the market viability and acceptance of their products and solutions. The Company's recent sales proposals to customers include flexible price models that can be tailored to the individual customer's needs. The Company believes that such price flexibility will better serve to align the interests of its customers with its own and may lead to revenue streams in the future having a more significant recurring revenue component.

    Marketing Communications.  The Company's marketing communications strategy combines different programs and mediums to increase brand and product awareness. The Company uses direct marketing and leverage its strategic partners in order to maximize the Company's market exposure, while at the same time controlling its marketing costs. These efforts include an emphasis on press and analyst communications, advertising, public relations, World Wide Web, telemarketing, trade shows and seminars. The Company's marketing programs are designed to target information technology managers, service operators, and industry-leading integration partners.

RESEARCH AND DEVELOPMENT

    The Company develops technology-oriented solutions for advanced credential management capabilities, which are based on customer requirements but with broad market applicability. The focus of the Company's research and development organization is to implement advanced technology rapidly and in a manner that can be integrated into large-scale systems. Specific areas in which the Company is investing research and development resources include the support of multi-application operating systems for smart card platforms, embedded systems and trusted devices, as well as evaluation and implementation of specifications defined by international standards organizations.

    The Company's research and development organization possesses a broad range of industry expertise, including hardware and software design, cryptographic technology, network application, Java and smart cards. Additionally, the Company has experience in delivering products and technology for various market segments such as banking, healthcare, defense, enterprise computing and telecommunications.

    The Company has increased the resources assigned to the technical direction function that is focused on designing the architecture of the Company's software and hardware technology. These additions have made the Company capable of supporting the requirements of the advanced integration solutions necessary for success in the broader networking market.

INTELLECTUAL PROPERTY

    The Company relies on a combination of patents, trade secrets, copyright and trademark law, nondisclosure agreements and technical measures to protect its intellectual property and proprietary rights. The Company has entered into confidentiality and licensing agreements with its employees and distributors, as well as with its customers and potential customers seeking proprietary information. The Company also limits access to and distribution of its software, documentation and other proprietary information.

    The Company currently has three major patents directly applicable to its current product offerings issued in the United States. These patents cover various aspects of security technology. In addition to the patents granted in the United States, the Company has been granted patents in Europe, Australia, Canada, Mexico, Taiwan, Singapore and Hong Kong. The three major patents are briefly described as follows:

  •
  Three-variable synchronous algorithm for generating dynamic password, which provides a higher level of security than alternative implementations using a single variable;

  •
  Methodology used for the resynchronization of the variables utilized in the generation of dynamic passwords, which provides a significant increase in system performance, throughput and scalability; and

  •
  Generation of a synchronous dynamic password on a smart card processor using a time-based variable as input, which provides a higher level of security than alternative implementations that generate a password by removing secrets from the card.

    In addition to these three patents, the Company has been granted patents in six patent families concerning the use of handheld portable devices in the interactive television and loyalty application fields. The Company's patents and applications expire at various dates ranging from 2008 to 2016. In general, patent rights are of similar duration (approximately 20 years) in all countries where patents have been issued. The nature of the process for obtaining patents and the extent of protection provided by patent laws varies from country to country.

    The Company also has 9 pending patent applications in the U.S., of which 4 have been filed worldwide, relating to multi-function applications, development of secure network connections between the server and personal computing devices and pre- and post-issuance management of these applications on multiple personal computing devices.

MANUFACTURING, SOURCE OF SUPPLY AND QUALITY CONTROL

    The Company has established relationships with hardware assemblers and multinational software reproducers. Existing relationships include Sharpwin (Hong Kong) and Kidder (Hong Kong) for hardware assembly; and Metatec (The Netherlands) for software reproduction. Additionally, the Company has outsourcing arrangements for product warehousing and fulfillment services. The Company's global production and distribution capacity supports its current requirements and can easily be increased by augmenting existing production lines with current suppliers. The Company maintains ownership of all manufacturing tools, molds and software, supply all critical components and define all manufacturing processes and quality control plans, thereby granting the Company the ability to relocate the manufacturing process should any unforeseen interruption occur.

    Software.  The Company's software products, such as ActivCard Gold and ActivPack for Windows NT, are produced and packaged in Suresnes, France and Breda, The Netherlands. High capacity CD-ROM replication, full-service kit assembly, warehousing, and direct-to-user product fulfillment is provided by Metatec (The Netherlands).

    Hardware.  ActivCard hardware, including tokens, smart card readers, and the ActivReader trusted terminal/smart card reader are assembled by the Company's Hong Kong based manufacturers at facilities that are either ISO9000 and ISO9002 or in the process of becoming certified. ISO9000 refers to the international guidelines on quality management and system elements established by ISO (International Organization for International Standardization), an international body of normalization organizations. ISO9002 is a quality assurance model used by companies that design, produce, install, inspect and test service items. The Company's hardware products are shipped directly to distribution partners or to corporate warehouses in Hong Kong, Fremont, California and Suresnes, France for subsequent distribution.

    Suppliers.  The Company's products are designed and built with high quality standard parts and components. The Company's current suppliers include Samsung, OKI, Maxim and Siemens AG. The Company generally maintains a three-month supply of critical components, including micro-controllers, LCDs and transistors. The relationships with its suppliers of critical components have existed for over three years and the Company has not suffered any material breaks in supply during that period. The Company currently purchases smart cards from Schlumberger, PCMCIA smart card readers, and USB Smart Card Readers from SCM Microsystems.

    Quality Control.  The Company maintains strict internal and external quality control processes, which are performed during product design, production and acceptance. The Company contracts with Société Générale de Surveillance (Switzerland) to assure that its quality control specifications are adequately met at various levels from inventory audits to final product inspections. During 2000, the Company implemented a computer-assisted production and inventory management system to increase quality as production volumes advance.

COMPETITION

    The digital identity market is highly competitive. The markets for the Company's products and services are intensely competitive and are characterized by rapidly changing technology and industry standards, evolving user needs and the frequent introduction of new products. The Company believes that the principal factors affecting competition in its markets include product functionality, performance, flexibility and features, scalability, use of open standards technology, quality of service and support, company reputation and price.

    The Company's competitors include, among others, Datakey, Inc., makers of proprietary smart cards and token solutions, Gemplus S.C.A., a smart card manufacturer, RSA Security, Inc., a token and network security manufacturer and cryptographic technology supplier, and Vasco Data Security, Inc., a token manufacturer and supplier. In addition, the Company expects additional competition from other emerging and established companies.

ORGANIZATIONAL STRUCTURE

    ActivCard's subsidiaries and affiliates, at December 31, 2000, are provided in the table below.

Name	Country of Incorporation	Percentage Held By Activcard
ActivCard Europe, S.A.	France	100%
ADV Technologies, S.A.	France	100%
ActivCard, Inc.	United States	100%
ActivCard Asia Pte. Ltd.	Singapore	80%
ActivCard, K.K.	Japan	100%

FACILITIES

    The Company's principal administrative, research and development, sales, marketing and support facilities consist of 40,000 square feet of leased office space in Fremont, California and 12,000 square feet of leased office space in Suresnes, France. The Company occupies these premises under leases expiring on February 1, 2011 and June 30, 2006, respectively. The lease of the Company's office in Suresnes, France, may, at the Company's option, be terminated on June 30, 2003 without penalty. The Company also leases, pursuant to short-term leases, facilities in Singapore and New Jersey, primarily as offices for its sales force and technical support personnel. The Company believes that its facilities are adequate for its current operations.

LEGAL PROCEEDINGS

    In 1990, the Company acquired shares held by minority shareholders in ActivCard Europe S.A. (formerly Telecash S.A.) for a price of $1,669,000 including cash consideration of $417,000. Payment of the balance was to occur at an annual rate of 7% of the annual net profit, of ActivCard Europe S.A. and its now inactive subsidiary, Telecash International BV, to a maximum of $834,000 in principal plus interest of 9% per year to a maximum of $556,000. Pursuant to the terms of the agreement with the minority shareholders, in the event that ActivCard Europe S.A. and Telecash International BV were not to make any profit for six consecutive years beginning on January 1, 1992 and up to December 31, 1997, the minority shareholders were either to give up their rights to payment or to buy back from the Company the shares of ActivCard Europe S.A. at a price equivalent to the amount initially received from the Company. Since January 1, 1992, ActivCard Europe S.A. and Telecash International BV have not made a profit during six consecutive years. The Company negotiated settlements with two of the three minority shareholders prior to the expiry date of December 31, 1997. The Company satisfied its obligation with one minority shareholder and has provided for the maximum agreed upon liability of $314,000 for the second minority shareholder in the financial statements for the year ended

December 31, 2000. Possible payment of the potential obligation to the second minority shareholder is to occur at an annual rate of 1.6% of the annual net consolidated profit of ActivCard S.A. limited to a six-year period, beginning January 1, 1998. A settlement was not reached within the specified time period with a third minority shareholder. Further, the third minority shareholder failed to exercise his right to buy back from the Company his proportional share that represented 0.15% of ActivCard Europe, S.A., at a price of $139,000. Under the terms of the 1990 agreement, the third minority shareholder is no longer entitled to any consideration. However, the third minority shareholder is challenging this fact from a legal perspective. It is the Company's opinion and that of its legal counsel that the challenge is without merit. No provision has been recorded in the financial statements for the third minority shareholder.

ITEM 5. OPERATING FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to those Statements included elsewhere in this Form 20-F, as well as the Company's annual report. This discussion contains forward-looking statements based on its current expectations, assumptions, estimates and projections about ActivCard and the Company's industry. All forward-looking statements included herein are based on information available to the Company on the date hereof and assumptions which the Company believes are reasonable. The Company's actual results could differ materially from those indicted in these forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section of this Form 20-F. ActivCard undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

    The Company develops, markets and supports software and ancillary hardware products that enable network computing by facilitating the digital identification of users of network services or applications. The Company's products and technologies enable the management of digital identities by addressing the administrative, security and usability concerns inherent in network computing. Digital identification extends the network beyond the traditional, ubiquitous terminal, such as a personal computer, essentially creating individualized or personalized networks and reducing the risks associated with personal credentials otherwise residing on such a ubiquitous terminal. The Company's digital identification solutions enable network service providers to extend their offerings to individuals who, in turn, are enabled to access those services in a secure manner. Further, the Company's products and technologies enable a service provider to manage its services and applications remotely subsequent to the initial issuance of an end user device, such as a smart chip card. Through digital identity, a network service provider gains increased assurance that the person utilizing the network service or application is who they say they are. The Company's product offerings are also used by enterprises and government entities, to improve business processes by consolidating separate and distinct network services, or trusted community databases, such as building access and remote network access, securely from each other onto a single end user device. The consolidation of these network services onto a single end user device, such as a smart chip card or mobile device, makes the management of each of these different network services transparent to the user because all of these services or applications are consolidated on a single end user device and are managed remotely by each of the database managers of their respective trusted communities.

    The Company enters into arrangements for the sale of licenses of software products, hardware and related service and maintenance contracts. Revenues from software license agreements are recognized upon shipment, provided that a signed contract exists, the fee is fixed or determinable and collection of the corresponding receivable is probable. In software arrangements that include rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverable determined based on vendor-specific evidence. Revenue from the sale of hardware is recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

    Service revenue is recognized in accordance with the percentage-of-completion method, or in the case of maintenance contracts, is recognized on a straight-line basis over the term of the contract. From time-to-time, the Company receives fees under product development contracts with certain customers. These fees are recorded as revenue as the work is performed pursuant to the related contracts and the achievement of related milestones. Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets. Unbilled work-in-process is accrued as receivable in the accompanying balance sheet.

    A substantial portion of revenues recognized through 1998, 1999 and 2000 were for software management products with a token as a end user device, as well as hardware in the form of smart chip card readers. In 1999, the Company began to focus development efforts on smart card related products, primarily in the form of software embedded on the smart card and terminal as well as back-end management systems with card issuance and post-issuance management capabilities. Throughout 1998, 1999 and 2000, the Company derived the majority of its revenues from token-based solutions, sold mainly to European banks for secure network access and online banking applications. Toward the end of 2000, the Company started generating revenues from its smart card embedded software products and back end management systems with the smart card as a end user device. These products were sold primarily in the form of licenses to the leaders in network computing such as Hewlett-Packard and Sun Microsystems in the United States. The Company also announced in October 2000, a significant agreement with the United States Department of Defense for development of issuance software for their own common access smart card implementation.

    The Company anticipates that the majority of the Company's future revenue growth will be from licensing software embedded on the smart card chip, terminal and back-end management systems with the smart card and mobile devices, such as a GSM mobile telephone, as a end user device. The smart card and the GSM mobile telephone each operate using an identical "smart" chip. As such, development efforts will focus on software for the management of the smart card and mobile related devices. Further, end user customers are migrating directly to supply sources to procure the related hardware elements, such as the plastic smart cards themselves and smart card readers, instead of procuring these through the Company. As such, the Company further anticipates that the product mix sold will increasingly reflect a higher proportion of licensed software product and a lesser proportion of sales of hardware product.

    The consolidated financial statements are prepared in accordance with U.S. GAAP with the U.S. Dollar as the reporting currency. Although the Company's functional currency is the French Franc and the Company has generated the majority of its revenues in Europe, the majority of its revenues were invoiced in U.S. Dollars. In 1998 and 1999, the Company incurred the majority of its expenses in French Francs. Throughout 2000, the Company substantially increased its presence in the U.S. by investing heavily in its U.S. subsidiary primarily by hiring employees engaged in sales, marketing and research and development activities. In 2000, the Company also created a subsidiary in Japan and modestly expanded its presence in Singapore. Today, approximately one-third of the Company's expenses are denominated in French Francs. As such, the Company's results are affected by year-over-year exchange rate fluctuations in foreign currencies relative to the U.S. Dollar but primarily in fluctuations in exchange rates between the U.S. Dollar and the French Franc. The effect on operating results from revenues and expenses denominated in currencies other than the U.S. Dollar has not been material to date. However, the Company held its U.S. Dollar cash balances in the French Parent Company whose functional currency was the French Franc. These U.S. Dollar cash balances included net proceeds from a private placement in February 2000, which raised $17 million and an initial listing on NASDAQ in March 2000, which raised $282 million. Primarily as a result of holding U.S. Dollar cash balances in an entity whose functional currency was the French Franc, the Company experienced a material net foreign exchange gain included in the results of operations in fiscal 2000. In January and April 2001, the Company re-capitalized its U.S. subsidiary with the majority of its U.S. Dollar cash balances, thereby substantially mitigating the effects on the results of operations that might be caused by exchange rate fluctuations in the future.

    Revenues recognized in Europe in 2000 accounted for 76% of total Company revenues, compared to 78% in 1999 and 85% in 1998. U.S. revenues increased to 20% of Company revenues in 2000 from 18% in 1999 and 10% in 1998.

    As with many companies that have a substantial presence in Europe, the Company experiences seasonality in its business. The third quarter is typically a challenging quarter due to the traditional slowdown of economic activity throughout Europe in the summer months. If as anticipated, the Company's revenues reflect an increasing proportion of software licenses in the future, the Company may experience another form of seasonality typical of other software companies. Other software companies have stated that they believe that their customers have a tendency to delay software purchases until the fourth quarter as driven by an annual budgetary phenomenon. Other software companies have stated that this phenomenon typically causes first quarter revenues to be lower than the previous fourth quarter revenues. Although the Company has not experienced such seasonality in the past, it may in the future.

Recent Developments

    On February 21, 2001, the Company announced that it had entered into a definitive agreement to acquire Authentic8 International ("Authentic8"), an Australian company providing Internet authentication services and related products. Under the terms of the agreement, the Company was to exchange $25 million and 1,000,000 shares for the outstanding shares and stock options of Authentic8. In addition, the terms also provided for additional consideration of up to 290,000 shares contingent upon the achievement of certain milestones. On April 10, 2001, the Company and Authentic8 mutually agreed to terminate the agreement to combine primarily due to concerns over valuation caused by uncertainties in the economy at that time. As a result of the termination of the purchase agreement, the Company recorded a one-time charge of $4 million in the first quarter of fiscal 2001 for break-up fees and professional fees previously deferred and incurred to effect the original purchase agreement. As a part of the agreement to terminate the original purchase agreement, the Company agreed to extend working capital loans to Authentic8 in the amount of $1.1 million. The loans are guaranteed by the majority shareholder of Authentic8 and include provisions for repayment on March 31, 2002 and interest rates at LIBOR plus 0.75%.

    On May 3, 2001, the Company entered into a definitive agreement to acquire Safe Data System ("Safe Data"), a French company located in Montpellier, France. With 10 employees of which 8 are engineers, Safe Data develops and markets an authentication server and software for related end user devices. Under the terms of the agreement, the Company is to exchange $2 million and 250,000 shares for all of the outstanding shares and derivative securities of Safe Data. The acquisition, which will be accounted for by the purchase method, received shareholder approval at a meeting held on June 27, 2001.

Results of Operations

    The following table sets forth the selected items from the Company's consolidated statements of operations expressed as a percentage of total revenues for the periods presented:

Percentage of revenue for the year ended December 31,	1998	1999	2000
Revenue	100.0	100.0	100.0
Cost of revenue	63.2	52.0	38.7

Gross profit	36.8	48.0	61.3

Operating expenses
Research and development	47.0	51.0	44.8
Sales and marketing	85.2	95.8	86.6
General and administrative	30.3	54.6	18.5

Total operating expenses	162.5	201.4	149.9

Loss from operations	(125.7)	(153.4)	(88.6)
Interest expense	(8.5)	(7.2)	—
Interest income	2.2	2.9	86.7
Foreign exchange gain	2.0	2.6	79.8
(Loss) income before income taxes	(130.0)	(155.1)	77.9

Income tax benefit	5.4	—	—

Net (loss) income	(124.6)	(155.1)	77.9

Fiscal Years Ended December 31, 2000, 1999 and 1998

Revenues

    Revenue totaled $18.1 million in 2000, $10.3 million in 1999 and $8.3 million in 1998 representing increases of 76% from 1999 to 2000 and 24% from 1998 to 1999. The increase in revenues from 1999 to 2000 was achieved through equally successful efforts in Europe and the United States. In each year presented, the majority of the increases in revenues were primarily due to increased sales of ActivCard Gold and related products.

    Revenues from Europe increased by 72% from 1999 to 2000 and 97% in the United States for the same period. From 1998 to 1999, revenues from Europe increased by 14% and revenues from the United States increased by 120%. Revenues in the United States are almost exclusively related to software based back-end management systems with the smart card as the end user device. Further, U.S. customers other than the U.S. Department of Defense, have so far been internal deployments by the leaders in network computing such as Hewlett Packard and Sun Microsystems. The U.S. based customers have been deploying these solutions primarily for the implementation of PKI, the storage of passwords and consequently increased network security from two-factor authentication as well as the consolidation of multiple network services such as building access, remote and network access. In Europe, revenues are almost exclusively related to software based back-end management systems with the token as a end user device. Further, these solutions have typically been the choice of European banks and financial institutions offering Internet and on-line banking capabilities to their customers.

Cost of Revenues

    Cost of revenues totaled $7.0 million in 2000, $5.3 million in 1999 and $5.2 million in 1998. The cost of revenues represented 38.7%, 52.0% and 63.2% of revenues for 2000, 1999 and 1998, respectively. From 1999 to 2000, the decrease in cost of revenues reflects a positive shift in the product mix in 2000, reflecting a higher proportion of revenues from the sale of software licenses and software products relative to 1999. In 2000, the decrease in cost of revenues was marginally mitigated by an increase in operations expenses that consist primarily of labor, manufacturing, delivery and other production costs. The Company increased investment in the infrastructure responsible for providing for and managing the supply of products for sale.

    The decrease in cost of revenues from 1998 to 1999 reflected improved hardware unit costs achieved from manufacturing efficiencies for products that were otherwise introduced in 1998. Further, in 1999, the Company migrated from activities related to the provision of lower margin engineering services. As such, lower margin engineering services were a lower proportion of revenues in 1999 than in 1998.

Gross Profit

    Gross profit totaled $11.1 million in 2000, $4.9 million in 1999 and $3.0 million in 1998. Gross margin represented 61.3%, 48.0% and 36.8% of revenues in 2000, 1999 and 1998, respectively. The increase in the gross margin from 1999 to 2000 was a result of a positive shift in the product mix resulting from an increase in the proportion of revenues derived from the licensing and sale of software products.

    From 1998 to 1999, gross margin improved primarily as the Company experienced improved hardware unit costs from increased sales volumes of products otherwise introduced in 1998. Further, the Company migrated from the lower margin Engineering Services business and revenues from this source were lower than in 1998.

Research and Development Expenses

    Research and development expenses, consisting primarily of salaries, costs of components used in such activities and related overhead costs, totaled $8.1 million in 2000, $5.2 million in 1999 and $3.9 million in 1998. The substantial majority of the research and development expenses incurred related to the introduction of new ActivCard Gold products as well as the development of back-end software systems for managing issuance and post-issuance capabilities for the smart card. The Company employed 86 engineers at the end of 2000 compared to 47 and 48 in 1999 and 1998, respectively.

Sales and Marketing Expenses

    Marketing and selling expenses consist primarily of salaries and other payroll expenses such as commissions, travel expenses of sales and marketing personnel, and costs associated with marketing programs and promotions. Marketing and selling expenses totaled $15.7 million in 2000, $9.8 million in 1999 and $7.0 million in 1998. The Company continued to invest in the development of an indirect, overlay sales organization for purposes of developing an indirect sales channel. The Company also opened a sales office in Japan during fiscal 2000.

    As well, the Company continued to invest to develop a strong brand name for the Company and its products primarily through increasingly substantive tradeshow attendance, advertising, promotions and product and channel collateral and partner programs.

    The Company employed 80 professionals in sales and marketing at the end of 2000 compared to 48 and 36 in 1999 and 1998, respectively.

General and Administrative Expenses

    General and administrative expenses totaled $3.3 million in 2000, $5.6 million in 1999 and $2.5 million in 1998. These expenses consisted primarily of personnel costs for administration, accounting and finance, human resources and general management as well as consulting, legal and accounting fees, stock compensation expenses and costs related to the settlement of litigation.

Excluding costs related to the settlement of litigation, general and administrative expenses were $3.0 million, $2.6 million and $2.5 million in 2000, 1999 and 1998, respectively.

    The increase in general and administrative expenses from 1999 to 2000 excluding settlement of litigation was primarily due to increased headcount and increased administrative costs related to being a public company. In fiscal 2000, the Company recorded a provision for the settlement of litigation totaling $314 thousand pursuant to the terms of the agreement signed between the Company and one of the former Telecash International BV minority shareholders. In fiscal 1999, the Company settled a lawsuit, originally filed in 1997, between the Company and a former officer of a former U.S. subsidiary. The agreement called for a payment of $638 thousand for legal expenses and a grant of 480,000 new shares valued at $2.4 million. The option issuance was approved by the shareholders and granted on July 27, 1999. See Note 21 to the Consolidated Financial Statements.

Interest Income and Expense

    Interest income totaled $15.7 million in 2000, $294 thousand in 1999 and $180 thousand in 1998. In February 2000, the Company completed a private placement with strategic partners Sun Microsystems, SCM Microsystems, Schlumberger and Business Brain Showa-Ota for net proceeds of $17 million. In March 2000, the Company successfully completed an initial listing on NASDAQ raising net proceeds of $282 million. As a result of these offerings, the Company ended fiscal 2000 with $310 million in cash and cash equivalents that compared to $9 million in 1999 and $4 million in 1998. The Company earned an average yield of 6.7% during 2000 on average cash balances and available-for-sale securities held. The effective yield will likely decline in 2001 as the Company was required to reallocate from higher yielding securities to lower yielding money market funds, treasury-bills and other government guaranteed securities in order not to be deemed an "investment company" under the provisions of the U.S. Investment Company Act of 1940.

    Interest expense in 1999 and 1998 totaled $743 thousand and $702 thousand, respectively. Interest expense resulted from outstanding obligations from bond offerings made in each of 1998 and 1999.

Foreign Exchange Gains

    Foreign exchange gains totaled $14.4 million in 2000, $262 thousand in 1999 and $163 thousand in 1998. The Company held its substantial U.S. Dollar cash balances in ActivCard, S.A, the French Parent Company of the consolidated group. The functional currency of the Parent Company is the French Franc while the reporting currency is the U.S. Dollar. As a result of this, the Company's substantial U.S. Dollar denominated cash balances were subject to fluctuations in the French Franc/U.S. Dollar exchange rate. The exchange rate of the French Franc relative to the U.S. Dollar fluctuated back and forth between 6.3 and 7.9 during fiscal 2000. These fluctuations caused the foreign exchange gains during the 2000, 1999 and 1998 although the substantial U.S. Dollar cash balances in 2000 accounted for the significant differences between 2000, 1999 and 1998.

    The Company re-capitalized its U.S. subsidiary in January and April 2001 effectively moving the U.S. Dollar cash balances from an entity whose functional currency is the French Franc to an entity whose functional currency is the U.S. Dollar. The effect of these transactions should be to substantially mitigate the Company's exposure to fluctuations in the French Franc/U.S. Dollar exchange rate in the future.

Income Tax Benefit (Expense)

    The income tax expense attributable to continuing operations totaled $1 thousand in 2000 compared to a benefit of $15 thousand in 1999 and $452 thousand in 1998. In 1998, the Company recorded the benefit of research and development tax credits that were otherwise not available in 1999 and 2000. The research and development tax credit is equal to 50% of the difference between

(i) specifically defined and codified research and development expenditure incurred during each fiscal year and (ii) the average of the research and development expenditures during the preceding two years, as adjusted by a coefficient based on a consumer index. The credit is capped at FF40 million. The credit may be discounted with a bank or used to pay corporate income tax due in France at the standard rate of 33.33% during the three years following calculation. The income tax benefits in 2000 and 1999 were insignificant compared to 1998 as the level of eligible research and development expenditures were essentially flat in 2000 and the two preceding years.

    As of December 31, 2000, the Company has net operating loss carry-forwards in France of approximately $6.8 million with no expiration date. As of December 31, 2000, its U.S. subsidiary also had net operating loss carry-forwards of approximately $31.9 million, which will expire if unused in the years 2012 through 2015. The Company also has net operating loss carry-forwards in Singapore of approximately $3.1 million with no expiration date. The utilization of these net operating loss carry-forwards is limited to the Company's future operations in the tax jurisdiction in which such carry-forwards arose. Due to the Company's history of losses, the Company has provided valuation allowances covering 100% of net deferred tax assets. See Note 16 to the Consolidated Financial Statements.

Quarterly Information

General

    The following tables set forth the Company's statement of operations data for the three-month periods indicated. This unaudited quarterly information has been prepared on the same basis as the audited information presented elsewhere herein and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The Company's three-month results have, in the past, been subject to fluctuations and thus the operating results for any quarter presented here are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
	(Amounts in thousands)
Statement of Operations
Revenue	$1,747	$3,007	$2,442	$3,066	$3,102	$3,851	$5,002	$6,126
Cost of revenue	983	1,688	1,259	1,407	1,167	1,578	2,051	2,195

Gross profit	764	1,319	1,183	1,659	1,935	2,273	2,951	3,931

Operating expenses
Research and development	1,184	1,212	1,228	1,609	1,654	1,872	2,120	2,451
Sales and marketing	1,920	2,359	2,443	3,107	3,176	3,537	3,777	5,167
General and administrative	620	3,684	619	680	564	625	1,035	1,120

Total operating expenses	3,724	7,255	4,290	5,396	5,394	6,034	6,932	8,738
Loss from operations	(2,960)	(5,936)	(3,107)	(3,737)	(3,459)	(3,761)	(3,981)	(4,807)

Interest (expense) income	(86)	(98)	(99)	(166)	735	4,881	5,130	4,907
Foreign exchange (losses) gains	(137)	136	(75)	338	5,439	(218)	27,222	(18,014)

(Loss) income before income taxes	(3,183)	(5,898)	(3,281)	(3,565)	2,715	902	28,371	(17,914)

Income tax benefit (expense)	—	—	—	15	(1)	—	—	—

Net (loss) income	$(3,183)	$(5,898)	$(3,281)	$(3,550)	$2,714	$902	$28,371	$(17,914)

Liquidity and Capital Resources

    As of December 31, 2000, the Company had cash and equivalents of $309.9 million, an increase of $301.1 million from December 31, 1999. The Company had cash and equivalents of $8.8 million and $4.2 million on December 31, 1999 and 1998, respectively. In February 2000, the Company completed a private placement with strategic partners Sun Microsystems, SCM Microsystems, Schlumberger and Business Brain Showa-Ota for net proceeds of $17 million by issuing 990,675 shares at a price of $17.16 per share. In March 2000, the Company successfully completed an initial listing on NASDAQ raising net proceeds of $282 million by issuing 4 million shares at a price of $76.50 per ADS (each ADS represents one common share). Net cash used in operations for the twelve months ended totaled $1.3 million (net of the effect of exchange rate changes on cash and equivalents). The decrease in net cash from operations was primarily a result of the net loss for the year (net of effect of exchange rate changes on cash and equivalents) as well as increased working capital requirements caused by the growth of its business.

    Prior to the successful NASDAQ listing and the strategic private placements, the Company has historically financed its operations and investments in capital equipment through the sale of equity and convertible debt securities, French Franc-denominated interest-free loans provided by agencies of the French government, bank indebtedness and loans from its shareholders. The Company does not anticipate that interest-free loans from agencies of the French government or loans from its shareholders will be made in the future and its financing plans do not contemplate the further receipt of such loans.

    Accounts receivable, net of allowances, increased to $5.8 million at December 31, 2000 from $2.6 million and $2.5 million as at December 31, 1999 and 1998, respectively. Days sales outstanding decreased from 94 days at December 31, 1998 to 76 days at December 31, 1999, primarily due to increased management focus and improved credit controls. It increased modestly to 86 days at December 31, 2000 primarily as a result of outstanding accounts receivable for amounts recorded in deferred revenue. These deferred revenue amounts totaled $2.4 million as at December 31, 2000. The credit terms extended to the Company's customers, which is typically 30 days, has not changed during these periods. In general, due to the high proportion of European sales which tend to have longer collection cycles than U.S. sales, the historical pattern of revenue recognition weighted towards the end of the quarter, anticipated increase in revenues derived from government and large enterprises, the Company anticipates that accounts receivable will be substantial in the future although days sales outstanding should remain consistent with current trends.

    Investing activities consisted primarily of capital expenditures of $1.7 million in fiscal 2000 compared to $265 thousand in 1999 and $589 thousand in 1998. Capital expenditures typically consist of leasehold improvements, furniture and fixtures, computers and lab equipment. The Company had capital expenditure commitments of approximately $2.1 million as of December 31, 2000 which primarily related to tenant improvements and furniture and fixtures for the new facility in Fremont, CA that the Company moved into in February 2001.

    Financing activities provided net funds of $304.6 million in fiscal 2000 compared to $18.2 million and $9.2 million in 1999 and 1998, respectively. In February 2000, the Company completed a private placement with strategic partners Sun Microsystems, SCM Microsystems, Schlumberger and Business Brain Showa-Ota for net proceeds of $17 million by issuing 990,675 shares at a price of $17.16 per share. In March 2000, the Company successfully completed an initial listing on NASDAQ raising net proceeds of $282 million by issuing 4 million shares at a price of $76.50 per ADS (each ADS represents one common share). The Company also raised $6.2 million from the exercise of warrants, reserved rights and stock options during the year. These capital transactions were partially offset by repayments of loans and principal payments of capital leases totaling $821 thousand.

    In 1999, The Company's financing activities provided net funds of $18.2 million, primarily from capital increases of $9.7 million from an issue of common shares in February, $6.0 million from an issue of convertible bonds with detachable warrants in October and $3.5 million from the exercise of warrants, reserved rights and stock options during the year, partially offset by repayments of loans and principal payments of capital leases totaling $1.1 million. In 1998, the Company's financing activities provided net funds of $9.2 million, primarily the cash proceeds from the sale of common shares and the exercise of warrants, reserved rights and stock options of $10.3 million, offset by the repayment of loans from third parties of $737 thousand and the payment of capital lease obligations of $296 thousand.

    At December 31, 2000, the Company had long-term debt of $175 thousand comprised solely of capital lease obligations. At December 31, 1999, the Company had long-term debt of $10.9 million, composed of $3.6 million convertible debt (including short-term accrued interest), $5.8 million of convertible bonds (including short-term accrued interest), $661 thousand in French Franc-denominated interest-free loans, $350 thousand in debt related to license agreements, $464 thousand in capital lease obligations and $7 thousand in French Franc-denominated bank loans. At December 31, 1998, the Company had long-term debt of $10.8 million, composed of $8.3 million of convertible debt, $1.2 million in French Franc-denominated interest-free loans, $650 thousand in debt related to license agreements, $462 thousand in capital lease obligations and $90 thousand in French Franc-denominated bank loans.

    The Company's future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to the Company will depend on its success in developing and selling new and existing products. Based on the Company's current plans, the Company believes that the net proceeds from the initial listing on NASDAQ and cash flows generated by operations will be adequate to satisfy the Company's capital requirements at least through 2001.

    The Company intends to pursue acquisition opportunities that provide business, products, technologies or even sales channels that are complementary to the Company's business. On May 3, 2001, the Company entered into a definitive agreement to acquire Safe Data System ("Safe Data"), a French company located in Montpellier, France. With 10 employees of which 8 are engineers, Safe Data develops and markets an authentication server and software for related end user devices. Under the terms of the agreement, the Company is to exchange $2 million and 250,000 shares for all of the outstanding shares and derivative securities of Safe Data. The acquisition, which will be accounted for by the purchase method, received shareholder approval at a meeting held on June 27, 2001. Other than the definitive agreement to acquire Safe Data, the Company has no other understandings, commitments or agreements, to acquire other companies.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative and Hedging Instruments". SFAS No. 133, as amended by SFAS No. 137 and 138, is effective for year-ends commencing after June 15, 2000 and requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings (loss) or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction as well as the type of hedge. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001. The Company currently does not hold any derivatives. The adoption of SFAS 133 is expected to have no material impact on the Company's financial statements.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 specifies certain criteria that should be met before the recognition of revenue. The Company adopted SAB No. 101 in the quarter ended December 31, 2000. The adoption of SAB No. 101, as amended by SAB No. 101A or 101B, did not have a material impact on the results of operations or statement of financial position.

    In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation" an Interpretation of APB Opinion No. 25. FIN No. 44 clarifies issues related to the definition of an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN No. 44 in March 2000 did not have a material impact on the Company's results of operations or statement of financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

EXECUTIVE OFFICERS AND DIRECTORS

    The table below provides the names, ages and positions with ActivCard of the Company's executive officers and directors:

Name	Age	Position
Jean-Gérard Galvez	47	Chairman and Chief Executive Officer
Yves Audebert	45	Founder, Vice Chairman, President and Chief Operating Officer
Blair W. Geddes	37	Chief Financial Officer
John Malindzak	52	General Counsel and Corporate Secretary
Thomas A. Arthur	38	Senior Vice President, Worldwide Sales and Business Development
Douglas M. Kernan	41	Vice President, Corporate Marketing
Marc Hudavert	40	Vice President and General Manager, ActivCard Europe
James E. Ousley(1)(2)	54	Director and Chairman, ActivCard, Inc.
Sergio Cellini(1)	45	Director
Clifford Gundle(2)	65	Director
Montague Koppel(2)	72	Director
Lee Kheng Nam	53	Director
Antoine R. Spillmann(1)	38	Director

(1)
Member of audit committee.

(2)
Member of compensation committee.

    Jean-Gérard Galvez has been Chief Executive Officer and a Director since November 1995, and Chairman of the Company's Board of Directors since July 1996. From June 1994 to October 1995, Mr. Galvez served as Vice President of International Operations for Banctec Corp., a U.S. provider of turnkey image processing systems for banking and financial service firms and telecommunications companies. From 1989 to 1994, Mr. Galvez was the European Area Executive for Control Data Corp., a Minneapolis-based computer system integrator for the manufacturing industry. Prior to joining Control Data Corp., Mr. Galvez served in various capacities for Imprimis Technology, a disk drive manufacturer, and for Dupont de Nemours Corporation. Mr. Galvez holds a Master's degree in Business Administration and a Bachelor's degree in Chemical Engineering from the Institut National

Polytechnique de Nancy, France. In May 2001, the Company announced that Mr. Galvez intends to resign his position with the Company at such time as the Company names a replacement for him.

    Yves Audebert co-founded the Company in 1985 is currently the Company's President, Chief Operating Officer and Vice Chairman of the Board of Directors. Prior to his appointment as President of the Company in March 2001, Mr. Audebert served as Chief Technology Officer and Vice Chairman of the Board of Directors since 1985. Mr. Audebert served as Chairman of the Board of Directors from May 1996 until July 1996. From the Company's inception in 1985, Mr. Audebert served alternately with a co-founder, as Chairman, President and Chief Executive Officer. From 1980 to 1985, Mr. Audebert was responsible for developing shipboard fiber optic systems at Thomson-CSF, a French defense company. Mr. Audebert holds an engineering diploma from the Ecole Polytechnique de Paris and an advanced diploma from the Ecole Superieure des Telecommunications.

    Blair W. Geddes joined the Company in October 2000 and was appointed Chief Financial Officer in January 2001. From November 1998 to October 2000, Mr. Geddes served as Vice President, Finance and Chief Financial Officer of the Network Access Product Unit of Ericsson Data Networks and IP Services. From December 1995 to October 1998, Mr. Geddes served as Vice President, Finance, Chief Financial Officer and Corporate Secretary of Advanced Computer Communications, a supplier of Network Access Equipment. From January 1990 to November 1995, Mr. Geddes served in various senior financial roles at Newbridge Networks, a leading supplier of ATM switches and digital networking products. Mr. Geddes is a Chartered Accountant and holds a Bachelor's degree in Business Administration from Brock University, St. Catharines, Canada.

    John Malindzak joined the Company in October 2000 as General Counsel. Mr. Malindzak was appointed Corporate Secretary of the Company in January 2001. From September 1998 to October 2000, Mr. Malindzak served as Associate General Counsel of Inktomi, an Internet software infrastructure company. Prior to Inktomi, Mr. Malindzak served in various senior legal roles at Sun Microsystems, Pacific Telisys and Tosco Corporation. Mr. Malindzak holds a J.D. degree from Santa Clara University, a Master of Management in Finance degree from Northwestern's Kellogg School of Business and an Engineering degree from the Illinois Institute of Technology. Mr. Malindzak is an active member of the California Bar and a registered professional engineer in the State of Illinois.

    Thomas A. Arthur has served as the Vice President and General Manager of ActivCard, Inc., the Company's U.S. subsidiary since April 1997. In January 1999, he was appointed the Company's Senior Vice President, Worldwide Sales and Business Development. From 1987 to April 1997 Mr. Arthur held various executive level positions at Novell, Inc., including most recently as General Manager, Internet Business Infrastructure. Prior to joining Novell, Mr. Arthur was Western Regional Sales Representative for Excelan, Inc., a computer network company subsequently acquired by Novell. Mr. Arthur holds a degree in Economics from the University of California, Davis.

    Douglas M. Kernan has served as Senior Vice President, Strategic Planning since July 2000. From June 1997 to July 2000, Mr. Kernan served as Vice President, Corporate Marketing. From June 1996 to June 1997, Mr. Kernan was Vice President of Marketing for Semaphore Communications, Inc., a network communications security startup. From May 1987 to June 1996, Mr. Kernan held various executive level positions at Novell, Inc., most recently as the Director of Marketing for Novell's Communications Products Division. Prior to Novell, he held engineering and support roles with Dialogic Systems and Lockheed Missile and Space Company. Mr. Kernan holds a B.S. degree in Computer Science and Economics from Union College in Schenectady, N.Y.

    Marc Hudavert has served as Vice President and General Manager, ActivCard Europe since September 1996. From 1994 until September 1996, Mr. Hudavert was Commercial Director of Telis TSC, a France Telecom Group subsidiary specializing in systems integration for corporate computer and communications networks. From 1991 to the end of 1993, he served in various general management capacities for SDRC, a U.S. software publisher; from the beginning of 1989 to the end of 1991, for

Ferranti, a U.K. computer services provider; and from mid-1987 to the beginning of 1989 for Prime Computer, a U.S. computer manufacturer. Mr. Hudavert received his BS degree in Engineering and MBA degree from the Ecole Centrale de Lyon.

    James E. Ousley has been a member of the Company's Board of Directors since September 1996, and Chairman of ActivCard, Inc. since May 1999. Mr. Ousley is currently President and Chief Executive Officer of Syntegra (U.S.), a global Internet business solutions provider and division of British Telecommunications. From 1991 to 1999, Mr. Ousley served as President and Chief Executive Officer of Control Data Systems, which was acquired by British Telecommunications. From 1968 to 1991 Mr. Ousley served in various sales and executive management positions for Control Data Corporation. Mr. Ousley serves on the Board of Datalink, Inc. and Bell Micro, Inc. and holds a BS degree from the University of Nebraska.

    Sergio Cellini has been a member of the Company's Board of Directors since March 1998. Mr. Cellini is currently serving as General Manager of Excite Italia, a Dutch portal company. From April 1997 to April 1999, Mr. Cellini served as the Director of Venture Capital for Telecom Italia. Mr. Cellini was employed with Editoriale L'Expresso, a publishing company, in various positions, most recently as Managing Director of Newspaper Publishing, publisher of "The Independent" in London. From March 1981 to March 1986, Mr. Cellini was a Senior Associate with Booz, Allen & Hamilton, a U.S. firm, in Paris, Madrid and Milan. Mr. Cellini holds a Master's degree in Management from the Sloan School at MIT.

    Clifford Gundle has been a member of the Company's Board of Directors since May 1999. Mr. Gundle has over 40 years of international experience in business ownership and executive positions. Mr. Gundle founded and ran numerous manufacturing and investment companies in South Africa, the U.S. and the United Kingdom, which are listed on the Johannesburg, America, London and Irish stock exchanges. Mr. Gundle is a member of the Dean's Council of Harvard University.

    Montague Koppel has been a member of the Company's Board of Directors since March 1998. Since 1986, Mr. Koppel has been a director of Flextech plc, a media company. Since 1982, Mr. Koppel has worked as an international legal consultant. Previously, Mr. Koppel was a trial and commercial lawyer in South Africa and served on the board of directors of various companies.

    Lee Kheng Nam has been a member of the Company's Board of Directors since September 1999. Since March 1995, Mr. Lee has served as President of Vertex Management, the venture capital arm of Singapore Technologies Group. Mr. Lee also currently serves on the Board of Directors of several companies in the Singapore Technologies Group, including Vickers Ballas Holdings Ltd. and Vickers Capital Limited. Mr. Lee is also currently a board member of portfolio companies such as Creative Technology Ltd. and Centillium Technology Inc. From January 1981 to September 1983, Mr. Lee served as Senior Manager of the Project Development Department of NatSteel Group, a company listed on the Singapore Stock Exchange. From January 1979 to January 1981, Mr. Lee was the Deputy Director of Planning for the Singapore Ministry of National Development. Mr. Lee holds a Bachelor of Science in Mechanical Engineering (First Class Honors) from Queen's University, Canada, a Master of Science in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School and a Diploma in Business Administration from the University of Singapore.

    Antoine R. Spillmann has been a member of the Company's Board of Directors since March 1998. Mr. Spillman is currently the Managing Director of the investment bank Bryan, Garnier & Co. Limited and has served in that capacity since founding it in mid-1996. From 1995 to 1996, Mr. Spillmann was global account coordinator for equity sales for Switzerland for ABN Amro Hoare Govett. From 1992 to 1995, Mr. Spillmann was Director of European and UK equity sales to Swiss institutions for Lehman Brothers. Mr. Spillmann was educated at the St. Galen University and HBC Lausanne, and earned a diploma in Investment Management and Corporate Finance from the London Business School.

COMPENSATION

    At a shareholders' meeting held in May 2000, the shareholders approved an aggregate amount of $75,000 as annual Directors' compensation for the year. This amount is to be allocated by the Board of Directors among the Directors of the Company.

    For the year ended December 31, 2000, the aggregate amount of compensation paid to all of the Company's executive officers and key managers as a group (six persons including Messrs. Galvez, Audebert, Arthur, Hudavert, Kernan and the former CFO) paid and accrued for services in all capacities was $1,860,000. For the year ended December 31, 1999, the aggregate amount of compensation paid to all of the Company's executive officers and key managers as a group (six persons including Messrs. Galvez, Audebert, Arthur, Hudavert, Kernan and the former CFO) paid and accrued for services in all capacities was $1,918,300.

    The Company did not pay its officers and directors any pension, retirement or other similar benefits during the year ended December 31, 2000, nor during the year ended December 31, 1999.

    The Company secured an insurance policy for its directors and officers with aggregate coverage of $50 million for a one-year term expiring March 2002.

EMPLOYMENT CONTRACTS

    During 2000, the employment of Jean-Gérard Galvez and Marc Hudavert were subject to employment agreements with the Company. Mr. Galvez's employment agreement was terminated in May 2001. Mr. Hudavert's employment agreement is terminable by either party on three months' notice. The agreement contains non-competition covenants for a period of two years after termination. Each employment agreement also contains an express confidentiality obligation. In accordance with French law and as explicitly stated in the employment agreements, the Company owns any intellectual property rights created by the executives in the course of their employment.

STOCK OPTION PLANS

    In each of 1997, 1998, 1999 and 2000, the shareholders of the Company authorized the creation of different stock option plans (the "Plans") granting the Board of Directors the authority to issue options to employees to subscribe for common shares in the Company. The aggregate number of common shares authorized to be issued under the Plans is 5,500,000. As of December 31, 2000, 4,452,758 options were outstanding and 589,225 options were available to be granted. The weighted average exercise price of the outstanding options was $5.14.

    The Plans are administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. These plans generally provide for four-year vesting and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from exercising their stock options prior to the fifth anniversary from the date of grant. The Board of Directors establish the exercise price as the weighted average closing price quoted on NASDAQ EUROPE during the twenty trading days prior to the date of grant.

    In the event the Company is acquired by merger, consolidation or asset sale, the common shares subject to each option outstanding at the time under the Plans will terminate to the extent not assumed by the acquiring entity. The Board of Directors also has discretion to provide for the acceleration of one or more outstanding options under the Plans and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers.

DIRECTOR SHARE WARRANTS PLANS

    During the years 1995 to 2000, inclusive, the shareholders of the Company authorized the creation of share warrant plans for the purpose of granting warrants to certain executive employees and to members of the Board of Directors. Grants were made in 1995, 1996 and 1997 totaling 977,200, 105,000, 91,000, respectively. As of December 31, 2000, there were 252,250 share warrants outstanding to acquire shares at prices ranging from $5.75 to $71.03. The warrant plans generally provide for a vesting period of four years and a share warrant life of five years.

BOARD PRACTICES

    The Company's Articles of Association provide for a Board of Directors consisting of not less than 3 or more than 12 members. The Company currently has authorized 8 directors. A director can be an individual or a legal entity. Any legal entity shall, at the time of its election, designate a natural person as its permanent representative on the Board of Directors. The term of office of the permanent representative shall be the same as that of the legal entity he represents. When a legal entity dismisses a permanent representative it must name his replacement at the same time. The same provisions apply in the event of the death or resignation of a permanent representative.

    Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by and serves at the discretion of the Board of Directors. Directors may be re-elected or removed from office at any time by a decision of the general meeting of stockholders. In the event of a vacancy as a consequence of the death or resignation of one or more directors, the Board of Directors may name replacements to act until the next general meeting. An appointment made by the Board pursuant to the preceding paragraph shall be subject to ratification by the next common general meeting. In the event such appointment is not ratified, the decisions and actions previously taken by the Board shall nevertheless be deemed valid.

    When the number of directors falls below the legal minimum the remaining directors shall immediately call an ordinary general meeting in order to fill the vacancies on the Board.

    A director elected as a replacement for another director whose term has not yet expired shall serve only for the remaining term of his predecessor.

    Each of the Company's officers and directors, other than non-employee directors, devotes substantially full time to the affairs of the Company. The Company's non-employee directors devote such time to the affairs of the Company as is necessary to discharge their duties. There are no family relationships among any of the directors, officers or key employees of the Company.

    The Company's Articles of Association provide that the Board of Directors may delegate certain of its responsibilities to committees of the Board of Directors as it deems appropriate, subject to the provisions of French law. The Board of Directors has appointed a Compensation Committee and Audit Committee. The respective Committees are responsible to report and make recommendations to the Board of Directors for ultimate approval thereof.

    In conjunction with a private placement of the Company's shares which closed on February 16, 2000, the Company's Board of Directors agreed, if requested by Schlumberger Systems or Sun Microsystems, Inc., as the case may be, to recommend to the Company's shareholders, the election to the Company's Board, a Director nominated by Schlumberger Systems and a Director nominated by Sun Microsystems, Inc. Any such nominations will be subject to the approval of the Company's shareholders at the next shareholders' meeting following nomination.

AUDIT COMMITTEE

    The responsibilities of the audit committee include identifying irregularities in the management of the Company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including both of the outside directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. In addition, the NASDAQ National Market requires the Company to establish an audit committee, at least a majority of whose members are independent of management. The Company has the legal requirements for audit committee composition.

COMPENSATION COMMITTEE

    The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for the Company's employees, directors and other individuals compensated by the Company. The Compensation Committee also administers the Company's compensation plans.

EMPLOYEES

    As of March 31, 2001, the Company had 207 employees, of whom 94 were engaged in research, development, quality assurance and third-line support, 71 were engaged in marketing and sales, 15 were engaged in operations and IT, and 27 were engaged in administration and finance. As of March 31, 2001, 97 employees, including the Company's executive officers, were located in the United States, 100 were based in Europe and 10 were based in Asia.

    The Company is subject to various French labor laws and labor practice. As required by French law, the Company holds periodic meetings with representatives of its employees. The Company considers its relationships with its employees to be satisfactory and the Company is not a party to any collective bargaining agreement.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

    The following table sets forth as of December 31, 2000, for each director and executive officer, the total number of common shares, ADSs, options, warrants and rights to purchase equity shares and ADSs exercisable within 60 days from December 31, 2000. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The share numbers and percentages listed below are based on 39,899,926 common shares outstanding as of December 31, 2000.

Name	Shares Beneficially Owned	Options & Warrants Included in Beneficial Ownership		Percentage of Shares Beneficially Owned
Jean-Gerard Galvez	1,937,274	—		4.86%
Yves Audebert	1,281,642	124,313	(1)	3.20%
Montague Koppel	541,521	36,521	(2)	1.36%
Blair W. Geddes				*
John Malindzak				*
Thomas A. Arthur				*
Douglas Kernan				*
Marc Hudavert				*
James Ousley				*
Sergio Cellini				*
Clifford Gundle				*
Lee Kheng Nam				*
Antoine Spillman				*

* Beneficially own less than 1%

(1)
Options to purchase common shares exercisable at $4.93 per share expiring April 27, 2005.

(2)
Warrants to purchase common shares exercisable at a price per share ranging from $1.25 to $71.03 with expiry dates ranging from June 2003 to May 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's common shares as of December 31, 2000, of each person or group known by the Company to own beneficially 5% or more of the outstanding common shares. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned. The number of shares and percentage ownership are based on 40,038,126 common shares outstanding as of December 31, 2000.

Name of Major Shareholder	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Vertex Management(1)	5,079,943	12.69%
Fidelity(2)	2,013,965	5.05%

(1)
Includes 2,485,031 shares beneficially owned by Vertex Investment International (III) Inc., a British Virgin Island corporation ("Vertex Investment"), including 138,200 shares issuable upon the exercise of warrants, 1,297,456 shares owned by Vertex Investment (II) Ltd., a Singapore corporation ("Vertex II"), and 1,297,456 shares owned by Vertex Asia Ltd., a Singapore corporation ("Vertex Asia"). Vertex Investment, Vertex II and Vertex Asia are a group of investment companies under the common control of Singapore Technologies Pte. Ltd., a Singapore corporation. Singapore Technologies Pte. Ltd. is 22.11% owned by Singapore Technologies Holdings Pte. Ltd., which is in turn a wholly owned subsidiary of Ministry of Finance, Inc., a government agency.

(2)
Includes 1,123,535, shares owned by FMR Corp. and 890,430 shares owned by FIL.

RELATED PARTY TRANSACTIONS

    In December 2000, the Company provided a loan to an officer in the amount of $345,000 related to the exercise of stock options.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Part III, Item 17.

DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its share capital. The Company currently intends to retain all future earnings to finance future growth and therefore does not anticipate paying any dividends in the foreseeable future.

    Dividends are subject to shareholders' approval at an ordinary shareholders' meeting and the provisions of any loan or other agreements to which the Company may in the future become a party. Under French law, dividends approved at an ordinary shareholders' meeting are required to be paid by the Company within nine months of the end of its fiscal year unless otherwise authorized by a court order.

    The amount of dividends available for distribution during a given financial year is divided between all the Company's shareholders, in proportion to such shareholders' holdings. Dividends are paid in cash, or in the form of new common shares. Pursuant to the Company's statutes, the decision to offer the shareholders the choice between the payment of a dividend in cash or in common shares is subject to shareholders' approval at an ordinary shareholders' meeting. If no such decision is made, payment of the dividend is automatically made in cash.

ITEM 9. TRADING HISTORY AND MARKETS

PRICE HISTORY

    The Company's common shares are traded on NASDAQ EUROPE. The Company's American Depositary Shares as evidenced by American Depositary Receipts, or ADRs, are traded in the United States on the Nasdaq National Market. The Company's common shares trade under the ticker symbol "ACTI" for both exchanges. Each ADS represents one common share. The Company's ADSs began trading on the Nasdaq National Market on March 16, 2000.

    As of December 31, 2000, the Company had 39,899,926 common shares issued and outstanding. As of December 31, 2000, there were approximately 7,141,253 ADSs (equivalent to 7,141,253 common shares).

    The following tables set forth for the periods indicated the price history of the common shares on NASDAQ EUROPE and the ADSs on Nasdaq National Market for:

	NASDAQ EUROPE Price per common share		NASDAQ National Market Price per ADS
	High	Low	High	Low
Full fiscal years since trading commenced:
For the year ended:
December 31,
2000	$94.75	$13.20	$74.00	$12.25
1999	$25.00	$1.60	—	—
1998	$6.25	$1.66	—	—
1997	$8.25	$2.44	—	—
By quarter since January 1, 1999:
For the quarters ended:
March 31, 2001	$18.60	$10.05	$19.81	$10.00
December 31, 2000	$28.60	$13.20	$29.94	$12.25
September 30, 2000	$27.60	$14.25	$28.19	$12.88
June 30, 2000	$45.80	$16.50	$49.25	$16.00
March 31, 2000	$94.75	$22.50	$74.00	$37.75
December 31, 1999	$25.00	$4.65	—	—
September 30, 1999	$5.83	$4.07	—	—
June 30, 1999	$5.92	$3.69	—	—
March 31, 1999	$4.69	$1.60	—	—
By month since January 1, 2001:
For the month ended:
June 30 (through June 21)	$10.20	$9.40	$10.39	$9.20
May 31	$13.60	$10.30	$13.80	$10.00
April 30	$14.00	$10.10	$14.90	$10.25
March 31	$13.80	$10.05	$14.50	$10.00
February 28	$18.50	$13.10	$18.50	$12.25
January 31	$18.60	$12.00	$19.81	$11.50

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

CORPORATE PURPOSE

    The Company's corporate purpose, as set forth in the Company's STATUTS, is:

  •
  to participate and to make investments in other enterprises, in particular in the fields of computers, electronics and communication, in any form whatsoever, including, but not limited to, by way of contribution for, purpose of or subscription for shares, stock, securities or rights of corporations, partnerships, incorporation, merger, alliances, associations or otherwise;

  •
  the ownership, development and growth of such participation or investments, in particular by the furnishing of services, the provision of finance and the contribution of business to its subsidiaries;

  •
  the undertaking of research activities for the purpose of developing, filing and exploiting patents or other intellectual property rights as well as transactions related to such patents and rights; and

  •
  more generally to undertake industrial, commercial, personal or real property or financial transactions which may directly or indirectly relate to the purposes set forth above or which may contribute to their development.

DIRECTORS

    Each director for the entire term of his office must be the holder of at least one share of the stock of the Company. If, at the time of his election, a director is not the holder of the requisite number of shares or if, during the term of his office, he ceases to hold such shares, he shall automatically be deemed to have resigned if he has not remedied such situation within three months.

    The number of directors over 65 years in age may not exceed more than one third of the directors in office. When such limit is exceeded during the term of office of the Board of Directors, the oldest director shall automatically be deemed to have resigned at the close of the next general meeting of the stockholders.

    The Chairman of the Board of Directors may not be more than 65 years old. If the Chairman attains such age during his term of office as Chairman, he shall automatically be deemed to have resigned. Subject to such provision the Chairman may be re-elected.

    Any decision to award options to subscribe for or purchase stock to a director holding an employment contract, to the Chairman or to an executive officer of the Company, if the latter is a director, within the scope of an authorization granted by an extraordinary general meeting in conformity with the provisions of French law, shall be taken by a majority of the directors present or represented; however the director concerned, as well as any other director likely to be granted options to subscribe for or purchase stock, may not take part in such vote.

    Any agreement between the Company and one of its directors or executive officers, whether directly or indirectly, or through the intermediary of another person, is subject to the prior approval of the Board of Directors. The same provisions apply to agreements between the Company and any other enterprise if one of the directors or executive officers of the Company is the proprietor, general partner, manager, director, executive officer or member of the management or of the supervisory board of such enterprise.

    Directors who are not legal entities are prohibited from contracting in any manner whatsoever for a loan from the Company or to have the latter agree to provide credit or stand as surety for or guaranty their obligations to third parties.

    The same prohibition also applies to executive officers and to the permanent representatives of legal entities that are directors, as well as the spouses and close relatives of persons acting as an intermediary.

SHARE CAPITAL

    At December 31, 2000, the Company's outstanding share capital on a fully diluted basis consisted of 46,053,501 shares, nominal value FF6.25 per share (including 5,509,707 shares issuable upon exercise of warrants and stock options, 54,643 shares issuable pursuant to stock purchase rights, 589,225 shares issuable upon allocation and subscription of stock options unallocated at the time). All of the Company's outstanding shares are fully paid. Pursuant to the Company's STATUTS, its shares may be held only in registered form.

    The Company's share capital may be increased only with the approval of the Company's shareholders at an extraordinary general meeting following a recommendation of the Board of Directors. Increases in share capital may be affected by the issuance of additional shares, by an increase in the nominal value of existing shares or the creation of a new class of shares. Additional shares may be issued for cash, in satisfaction of indebtedness incurred by the Company, for assets contributed in kind, upon the conversion of debt securities previously issued by the Company or by the capitalization of reserves. French law permits different classes of shares to have different liquidation, voting and dividend rights.

    The Company's share capital may be decreased only with the approval of the Company's shareholders at an extraordinary general meeting. The Company's share capital may be decreased by reducing the nominal value of the shares or by decreasing the number of outstanding shares. The conditions under which share capital may be reduced will vary depending upon whether or not the reduction is attributable to losses incurred by the Company. The number of outstanding shares may be decreased by the repurchase and cancellation by the Company of its shares. If the reduction is not attributable to losses incurred by the Company, each shareholder will be offered an opportunity to participate in any exchange or repurchase. If, as a consequence of losses, the Company's net assets are reduced below one half of the Company's share capital, its board of directors must, within four months from the approval of the accounts indicating such loss, convene an extraordinary general meeting of the Company's shareholders in order to decide whether to dissolve the company before expiration of the Company's statutory term. If the dissolution is not declared, the share capital, by the end of the second fiscal year following the fiscal year during which the losses were incurred and subject to the legal provisions concerning the minimum capital of Societes Anonymes, must be reduced by an amount at least equal to the losses which could not be charged on reserves, if during that period the net assets have not been restored up to an amount at least equal to one half of the capital.

PREEMPTIVE SUBSCRIPTION RIGHTS

    Unless previously waived, holders of the Company's shares have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights either individually or at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of the Company's shares.

REPURCHASE OF SHARES

    Pursuant to French law, the Company may not make open market repurchases of its shares or otherwise acquire shares except (a) to reduce its share capital by subsequent cancellation of such shares under certain circumstances with approval of the Company's shareholders at an extraordinary general meeting and (b) to obtain shares for distribution to the Company's employees under an approved profit-sharing or stock option plan. The number of shares repurchased under (b) may not, in either case, result in the Company holding more than 10% of the then outstanding shares. Shares held by the Company are deemed to be outstanding under French law but are not entitled to any dividends, voting rights or preemptive rights. French law imposes certain other restrictions on the Company's ability to purchase its own shares in addition to the general principles disclosed pursuant to this paragraph. The Company currently does not own any of its shares.

ATTENDANCE AND VOTING AT SHAREHOLDERS' MEETINGS

    In accordance with French law, there are two types of shareholders' general meetings, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters such as the election of directors, the appointment of statutory auditors, the approval of the annual report prepared by the Company's Board of Directors and the annual accounts, the declaration of dividends and the issuance of bonds. Extraordinary general meetings of shareholders are required for approval of matters such as amendments to the Company's STATUTS, modifications of shareholders' rights, approval of mergers, increases or decreases in share capital, the creation of a new class of capital stock and the authorization of the issuance of investment certificates or notes convertible or exchangeable into capital stock. In particular, shareholder approval will be required for mergers where the Company is not the surviving entity or where the Company is the surviving entity, but in connection with which the Company is issuing a portion of its share capital to the acquired entity.

    The Company's Board of Directors is required to convene an annual ordinary general meeting of shareholders within six months after the end of the Company's fiscal year. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by Board of Directors or, if the Company's Board of Directors fails to call such a meeting, by the Company's auditors, currently Ernst & Young Audit and Jean-Louis Brun d'Arre, or by an agent appointed by a court. The court may be requested to appoint an agent either by shareholders holding at least 10% of the Company's share capital or by any interested party in cases of particular urgency. Following a successful take-over bid or an acquisition of control, the new majority shareholders may call an ordinary or extraordinary general meeting of shareholders. The notice for each shareholder meeting must state the matters to be considered at such meeting.

    French law provides that, at least 15 days before the date set for any general meeting on first call, and at least six days before any second call, notice of the meeting must be sent by mail to all holders of properly registered shares. The Company may publish an additional notice of the meeting, in a journal authorized to publish legal announcements in the Departement in which the Company is registered, at least thirty days prior to the date of the meeting. A preliminary written notice must be sent to each shareholder who has requested to be notified in writing 35 days before the date set of any ordinary or extraordinary general meeting. Shareholders holding a defined percentage of the Company's share capital, which varies depending on the absolute amount of the share capital, may propose resolutions to be submitted for approval by the shareholders at the meeting.

    Shareholder attendance and the exercise of voting rights at ordinary general meetings and extraordinary general meetings of the Company's shareholders are subject to certain conditions. In order to exercise voting rights, the Company's STATUTS require that a shareholder must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company from at least one business day prior to the meeting until the end of the day of the meeting.

    All shareholders who have properly registered their shares have the right to participate in general meetings, either in person, by proxy, or by mail, and to vote according to the number of shares they hold. Each share confers on the shareholder the right to one vote. Under French law, shares held by entities controlled directly or indirectly by the Company shall not be entitled to any voting rights. Proxies may be granted by a shareholder to his or her spouse, to another shareholder or to a legal representative, in the case of a corporation, or by sending a proxy in blank to the Company without nominating any representative. In the latter case, the chairman of the meeting of shareholders will vote the shares covered by such blank proxy in favor of all resolutions proposed by the Board of Directors and against all others.

    The presence in person or by proxy of shareholders holding not less than 25% (in the case of an ordinary general meeting) or 33.3% (in the case of an extraordinary general meeting) of shares entitled to vote is necessary for a quorum. If a quorum is not present at any meeting, the meeting is adjourned. Upon recommencement of an adjourned meeting, there is no quorum requirement in the case of an ordinary general meeting and the presence in person or by proxy of shareholders holding not less than 25% of the Company's shares entitled to vote is necessary for a quorum in the case of an extraordinary general meeting.

    At an ordinary general meeting, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against a resolution submitted to a vote.

    The rights of a holder of shares of a class of the Company's capital stock, can be amended only after an extraordinary general meeting of all shareholders of such class has taken place and the proposal to amend such rights has been approved by a two-thirds majority vote of the outstanding shares of such class present in person or represented by proxy.

    In addition to obtaining rights to certain information regarding the Company, any shareholder may, during the two-week period preceding a shareholders' meeting, submit to the Company's board of directors written questions relating to the agenda for the meeting. The Company's board of directors is required to respond to such questions during the meeting, except if it is contrary to the best interests of the company, such as responses requiring the disclosure of confidential information or trade secrets.

    As set forth in the Company's STATUTS, shareholders' meetings are held at its registered office or at any other location specified in the preliminary written notice.

DIVIDEND AND LIQUIDATION RIGHTS

    Subject to the requirements of French law and the Company's STATUTS, net income in each fiscal year (after deduction for depreciation and reserves), as increased or reduced, as the case may be, by any of its profit or loss carried forward from prior years, is available for distribution to the Company's shareholders as dividends. Dividends may also be distributed from the Company's reserves, subject to approval by the Company's shareholders and certain limitations. If net income (as shown on an interim income statements certified by the Company's statutory auditors) is sufficient, its board of directors has the authority, subject to French law and regulations, without the approval of shareholders, to distribute cash interim dividends. Dividends paid in newly issued shares require shareholder approval.

    The Company is required to establish and maintain a legal reserve by making a minimum provision of 5% of the Company's net income in each year as may be necessary to maintain such reserve at a level equal to 10% of the aggregate nominal value of the Company's share capital, as increased or reduced from time to time. The legal reserve is distributable only upon the Company's liquidation. The Company's STATUTS also provide that the Company's distributable profits (after reduction of any amounts required to be allocated to the legal reserve) can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined by the general meeting of shareholders.

    The payment of dividends is fixed by the ordinary general meeting of shareholders at which the annual accounts are approved and following recommendation of the Company's board of directors. Dividends are distributable to shareholders pro rata according to their respective holdings of shares. Dividends are payable to holders of shares issued on the date of the shareholder meeting approving the distribution of dividends or, in the case of interim dividends, on the date of the meeting of the Company's board of directors approving the distribution of interim dividends. The actual dividend payment date is determined by the Company's shareholders at the ordinary general meeting approving the declaration of the dividends or by its board of directors in the absence of such determination by the Company's shareholders. The payment of the dividends must occur within nine months of the end of the Company's fiscal year. Dividends not claimed within five years of the date of payment revert to the French State. The Company's STATUTS authorize its shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares.

    The Company has not paid any cash dividends on its shares since its incorporation. The Company currently anticipates that the Company will retain all future earnings for use in its business and do not anticipate paying any dividends in the foreseeable future. In the event that the Company is liquidated, its assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the capital of the shares, then the surplus, if any, will be distributed PRO RATA among the holders of shares in proportion to the nominal value of their shareholdings and subject to any special rights granted to holders of priority shares, if any.

MATERIAL CONTRACTS

    Not applicable.

EXCHANGE CONTROLS

Foreign Investment Regulations

    Pursuant to a French law dated February 14, 1996, prior authorization is no longer required for the acquisition of a controlling interest in a French corporation by any person, whether or not such person is a resident of the European Union, except where such corporation is engaged in defense related activities. ADV Technologies, one of the Company's subsidiaries, has provided various engineering and other services to the French Ministry of Defense in the past, but no longer has any significant business relationship with the French Ministry of Defense.

    Under French law, there is no limitation on the right of non-resident or foreign shareholders to vote the securities of a French company.

Exchange Control

    The payment of all dividends to foreign shareholders must be effected through an authorized intermediary bank. All registered banks and financial institutions in France are authorized intermediaries.

TAXATION

FRENCH TAXATION

    The following discussion is a general summary of the material French tax consequences of holding and disposing of shares, and does not purport to be a complete analysis or list of all potential tax effects on the purchase or the ownership of the shares. This summary is based on the laws in force as of the date hereof and is subject to any changes in applicable French tax laws or in any double taxation conventions with France occurring after such date.

    As it is a general summary, a shareholder or prospective purchaser of shares should consult his own tax adviser concerning the consequences of ownership and disposal of shares.

I—Residents of France

(a)
Individuals

(i)
Dividends

    The Company does not expect to issue dividends to its shareholders in the coming years.

(ii)
Capital Gains

    Capital gains realized on the sale or the disposal of securities are taxable if the annual sales realized on the disposal of securities exceeds the threshold of FF50.000. In this case, the effective tax rate is 26% and is comprised of:

  •
  16% in respect of income tax;

  •
  2% in respect of the prélèvement social;

  •
  7.5% in respect of the contribution sociale généralisée;

  •
  0.5% in respect of the contribution au remboursement de la dette sociale.

(b)
Corporate Shareholders Subject to Corporate Income Tax

(i)
Dividends

    The Company does not expect to issue dividends to its shareholders in the coming years.

(ii)
Capital Gains

    Unless they qualify for the reduced rate of corporate income tax, capital gains realized on the sale or the disposal of securities are taxable at the ordinary income tax rate, currently 33.33% plus a temporary surcharge of 10% (making an overall rate of 36.67%), and an additional temporary surcharge of 10% for 1999 (making an overall rate of 40%). Companies whose (i) annual turnover is less than FF50 million and (ii) share capital is entirely paid and is continuously held, for at least 75%, by individuals or by one or more companies which themselves meet such turnover and capital conditions are exempt from this additional temporary surcharge.

    For accounting periods closing after January 1, 2000, the temporary surcharge of 10% for 1999 has been replaced by a permanent social contribution. French companies that do not meet the turnover and capital conditions mentioned above must pay the social contribution of 3.3% of the corporate income tax due by the company exceeding FF5 million.

    Where the shares are held in a special securities' account, and have been so held for at least two years, capital gains realized on the sale or the disposal of shares are eligible for the long term capital gains tax regime, and subject to corporate income tax at the reduced rate, presently 19%, plus the additional temporary surcharges of (i) 10% applicable to companies that meet the turnover and capital conditions above and (ii) in addition, 10% for 1999 for companies that do not meet the turnover and capital conditions above, making an overall rate of (i) 20.9% where the sole additional temporary surcharge of 10% applies or (ii) 22.80% for gains realized in 1999 where the other temporary surcharge of 10% also applies, provided, however, that the after tax capital gains be recorded in a special reserve (réserve spéciale des plus-values à long terme), and thus not be distributed. For accounting periods closing after January 1, 2000, the social contribution of 3.3% as described here above may also eventually apply.

    Securities qualifying for the reduced rate of 19% include the shares acquired in a public tender or exchange offer, as well as those that benefit from the favorable parent companies' tax regime.

II—Non-Residents of France

(i)
Dividends

    The Company does not expect to issue dividends to its shareholders in the coming years.

(ii)
Capital Gains

    Persons who are not French residents for the purpose of French taxation, or whose registered office is situated outside of France, and who have held not more than 25%, directly or indirectly, alone or with relatives, of the dividend rights (bénéfices sociaux) of the Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on the sale or disposition of the shares, unless the shares form part of a permanent establishment or a fixed base, that the non-resident has in France.

(iii)
Estate and Gift Tax

    France imposes estate and gift tax on shares of a French Company acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempt from such tax or obtain a tax credit. Prospective investors in shares of the Company should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption under, such a treaty.

(iv)
Wealth Tax

    In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to non-French resident individual investors owning directly or indirectly less than 10% of the Company's share capital.

UNITED STATES FEDERAL INCOME TAXES

    The following summary sets forth the material United States federal income tax consequences that may be applicable to the following persons who invest in the common shares and hold such common shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States, (ii) corporations or other entities created or organized in or under the laws of the United States or any state thereof and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Form 20-F. This discussion does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the company's outstanding voting shares or (d) any aspect of state, local or non-United States tax laws.

    THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

DIVIDENDS PAID ON THE COMMON SHARES

    A U.S. Shareholder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the common shares (including the amount of any French taxes withheld there from) to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Shareholder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares. Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in FF will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the date of the distribution.

CREDIT FOR FRENCH TAXES WITHHELD

    Subject to certain conditions and limitations, any French tax withheld or paid with respect to dividends on the common shares generally will be eligible for credit against a U.S. Shareholder's United States federal income tax liability or, at such U.S. Shareholder's election, may be claimed as a deduction. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the common shares generally will be classified as "passive income" for the purpose of computing U.S. Shareholder's foreign tax credit limitations. Foreign tax credits may not be used to reduce liability for the United States individual and corporate minimum taxes by more than 90%.

DISPOSITION OF THE COMMON SHARES

    The sale or exchange of common shares generally will result in the recognition of gain or loss in an amount equal to the difference between the amounts realized by the U.S. Shareholder and the U.S. Shareholder's tax basis in the common shares sold or exchanged. Such gain or loss will be a capital gain or loss and will be long-term if the U.S. Shareholder's holding period for the common shares exceeds one year.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

    Based upon its current and projected income, assets and activities, the Company believes that it is not currently a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes and will not be a PFIC for any subsequent year. The Company would be classified as a PFIC if, for any taxable year, either (i) 75% or more of its gross income is passive in nature, or (ii) 50% or more of the average value of its assets produce or are held for the production of passive income. If the Company were a PFIC for any taxable year, a U.S. Shareholder would be subject to special tax rules on the receipt of an "excess distribution" on the common shares (generally, the portion of the total annual distribution which exceeds 125% of the average annual distributions in the prior three years and all gain on disposition of the common shares constitute "excess distribution"). Under these rules, the excess distribution or gain would be allocated ratably over the U.S. Shareholder's holding period for the common shares, the amount allocated to the current taxable year and taxable years prior to the taxable year in which the Company first became a PFIC would be taxed as ordinary income, the amount allocated to each of the prior taxable years in which the Company was a PFIC would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. The tax liability with respect to amounts allocated to years prior to the year of the disposition or "excess distribution" cannot be offset by any net operating losses.

    U.S. Shareholders may avoid taxation under the rules described above by making a "qualified electing fund" election to include such holder's share of the Company's income on a current basis or a "deemed sale" election if the Company no longer is classified as a PFIC. However, a U.S. Shareholder may make a qualified electing fund election only if the Company agrees to furnish the U.S. Shareholder annually with certain tax information.

    The Company does not presently prepare or provide such information, and such information may not be available to U.S. Shareholders if the Company is subsequently determined to be a PFIC.

    U.S. Shareholders holding "marketable shares" (which the Company considers its common shares to be) in a PFIC may make an election to mark that stock to market annually, rather than be subject to the above-described rules. Under such election the U.S. Shareholder will include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. The shareholder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains (reduced by any prior deductions) with respect to the stock included in income by the shareholder for prior taxable years. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on PFIC stock, as well as to any loss realized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock.

    A U.S. Shareholder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

DOCUMENTS ON DISPLAY

    This report and other information filed or to be filed by ActivCard, S.A. can be inspected and copied at the public reference facilities maintained by the SEC at:

    Judiciary Plaza
    450 Fifth Street, N.W.
    Room 1024
    Washington, D.C. 20529

    Seven World Trade Center
    13th Floor,
    New York, New York 10048, and

    Northwestern Atrium Center
    500 West Madison Street
    Suite 1400
    Chicago, Illinois 60661-2511

    Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W., Washington, DC 20549, at prescribed rates.

    The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, the Company is not required to use the EDGAR system, but intends to do so in order to make the Company's reports available through the Internet.

    Additionally, documents referred to in this Form 20-F may be inspected at the Company's corporate offices, which are located at 24-28, avenue du Général de Gaulle, 92156 Suresnes, Cedex, France.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative and Quantitative Disclosures About Market and Interest Rate Risk

    The Company is exposed to minimal market risks. The Company does not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. The Company is exposed to currency exchange fluctuations, as the Company sells its products internationally. The Company manages the sensitivity of its international sales by denominating substantially all transactions in U.S. Dollars. In 1998, 1999 and 2000, nearly 100% of the Company's revenues were billed and recorded in dollars. Although the Company purchases many of its components for Dollars, approximately 33% of its cost of revenues and operating expenses are in French Francs.

    In 1998, the net foreign exchange gain amounted to $163 thousand that mainly consisted of a net unrealized gain of $177 thousand that was partially offset by a realized foreign exchange loss of $14 thousand. As the U.S. Dollar weakened against the French Franc, closing at 5.60 French Francs per U.S. Dollar on December 31, 1998, the net unrealized gain of $177 thousand was mainly composed of a foreign exchange gain of $522 thousand on the revaluation of the convertible bonds that was partially offset by foreign exchange losses on U.S. Dollar-denominated bank accounts and inter-company accounts of $246 thousand and $108 thousand, respectively. In 1999, the net foreign exchange gain amounted to $262 thousand, which mainly consisted of a net unrealized gain of $563 thousand that was partially offset by a realized foreign exchange loss of $301 thousand. As the U.S. Dollar strengthened against the French Franc closing at 6.53 French Francs per U.S. Dollar on December 31, 1999, the net unrealized gain of $563 thousand was mainly composed of foreign exchange gains on the revaluation of the inter-company accounts and U.S. Dollar-denominated bank accounts of $1.0 million and $512 thousand, respectively, that was partially offset by a foreign exchange loss of $1.1 million on the revaluation of the convertible bonds. In fiscal 2000, the net foreign exchange gain amounted to $14.4 million, which mainly consisted of a net unrealized gain of $12.9 million and a net realized gain of $1.5 million. The strengthening of the U.S. Dollar against the French Franc at 7.05 French Francs per U.S. Dollar on December 31, 2000 caused this net unrealized foreign exchange gain primarily from revaluation of the U.S. Dollar-denominated bank accounts of $14.0 million that was partially offset by a foreign exchange loss of $1.1 million on the revaluation of the inter-company accounts.

    The Company is exposed to interest rate risk, as a result of the Company's significant cash and equivalent holdings. The interest rate risk that the Company may be able to obtain on investment securities will depend on market conditions at that time and may differ from the rates the Company has secured in the past. Sensitivity of results of operations to market and interest rate risks is managed by maintaining a conservative investment portfolio.

    The Company has not previously engaged in, but do contemplate entering into, currency hedging transactions. The Company may enter into such transactions on a non-speculative basis to the extent that the Company may in the future have substantial foreign currency exposure.

Inflation

    Inflation has not had a material impact on the Company's revenues, operating income and net income during any of the Company's three most recent fiscal years. However, to the extent inflationary pressures affect short-term interest rates, a significant portion of the Company's investment returns may be affected, as may be the interest rates the Company charges to its customers.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

    On March 16, 2000, the Company completed an initial U.S. public offering of 4,000,000 American Depositary Shares representing 4,000,000 common shares, par value FF6.25 per share, at a public offering price of $76.50 per American Depositary Share pursuant to a registration statement filed on Form F-1 (File No. 333-11540) filed with the Securities Exchange Commission. The managing underwriters were J.P. Morgan & Co., SG Cowen and Wit Soundview. Aggregate gross proceeds to the Company (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $306,000,000. The Company paid underwriting discounts, commissions and expenses of approximately $23,600,000 in connection with the offering. The net proceeds from the offering were approximately $282,400,000. The net proceeds from the offering have been invested in highly liquid money market instruments. As of December 31, 2001, none of the net proceeds from the offering had been used.

PART III

ITEM 17. FINANCIAL STATEMENTS

    This information is attached to this Form 20-F and also is available on pages 25 through 48 in the Company's Annual Report for fiscal 2001.

ITEM 18. FINANCIAL STATEMENTS

    Not applicable.

ITEM 19. EXHIBITS

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  EXHIBITS

    The following is a list of exhibits filed as part of this registration statement.

Exhibit Number		Description
3.1	(1)	Amended STATUTS, or charter and by-laws, of ActivCard S.A.(with English translation).
4.1	(1)	Form of Deposit Agreement among ActivCard S.A., The Bank of new York, as Depositary, and holders from time to time of American Depositary Receipts issued thereunder (including, as an exhibit thereto, the form of American Depositary Receipt).
10.1	(1)	Convertible Bond dated June 19, 1997 of ActivCard S.A. (with English translation).
10.2	(1)	Convertible Bond dated October 28, 1997 of ActivCard S.A. (with English translation).
10.3	(1)	Convertible Bond dated October 1999 of ActivCard S.A. (with English translation).
10.4	(1)	1997 French Stock Option Plan (with English translation) (each participant executes a copy of this form).
10.5	(3)	1997 U.S. Stock Option Plan.
10.6	(1)	1998 French Stock Option Plan with (English translation) (each participant executes a copy of this form).
10.7	(1)	1998 U.S. Stock Option Plan (each US participant executes a copy of this form).
10.8	(1)	1999 Stock Option Plan (with English translation).
10.9	(1)+	Agreement dated June 10, 1996 between Samsung Semiconductor Europe GmbH and ActivCard S.A.
10.10	(1)	Stock Purchase Agreement dated December 29, 1999 between ActivCard S.A. and Business Brain Showa-Ota Inc.
10.11	(1)	Stock Purchase Agreement dated January 5, 2000 between ActivCard S.A. and Schlumberger Systemes.
10.12	(1)	Stock Purchase Agreement dated February 3, 2000 between ActivCard S.A. and Sun Microsystems, Inc.
10.13	(1)	Settlement Agreement and Release having an effective date on or before August 2, 1999 among ActivCard S.A., ActivCard, Inc., Yves Audebert, Achille Delahay, Jean Gerard Galvez and Kenneth R. Fireman.
10.14	(1)	Agreement dated February 22, 2000 between ActivCard S.A. and Kenneth R. Fireman.
10.15	(1)	Registration Rights Agreement dated February 3, 2000 between ActivCard S.A. and Sun Microsystems, Inc.
10.16	(1)	Registration Rights Agreement dated February 3, 2000 between ActivCard S.A. and SCM Microsystems, Inc.
10.17	(2)	2000 Stock Option Plan
21.1		Subsidiaries of the Registrant.

(1)
Previously filed as an exhibit to the Company's Registration Statement on Form F-1 (Registration No. 333-11540) and incorporated herein by reference.

(2)
Previously filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-50114) filed on November 16, 2000 and incorporated herein by reference.

    +  Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)
FINANCIAL STATEMENT SCHEDULES

    Not applicable

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIVCARD, S.A.
By:	/s/ BLAIR W. GEDDES Blair W. Geddes Chief Financial Officer

Date: June 29, 2001

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of ActivCard S.A.

    We have audited the accompanying consolidated balance sheets of ActivCard S.A. and subsidiaries as of December 31, 1998, 1999 and 2000 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1998, 1999 and 2000, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG Audit
John Mackey

Paris, France
January 25, 2001
(Except with respect to Note 22, as to which the date is April 10, 2001)

F–1

ACTIVCARD S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	1998	1999	2000
	Amounts in thousands, except per share data
Revenue	$8,266	$10,262	$18,081
Cost of revenue	5,223	5,337	6,991

Gross profit	3,043	4,925	11,090

Operating expenses
Research and development	3,888	5,233	8,097
Sales and marketing	7,042	9,829	15,657
General and administrative	2,504	5,603	3,344

Total operating expenses	13,434	20,665	27,098
Loss from operations	(10,391)	(15,740)	(16,008)

Non-operating income (expenses)
Interest expenses	(702)	(743)	(16)
Interest income	180	294	15,669
Foreign exchange gain	163	262	14,429

(Loss) income before income taxes	(10,750)	(15,927)	14,074
Income tax benefit (expense)	452	15	(1)

Net (loss) income	$(10,298)	$(15,912)	$14,073

(Loss) earnings per common share:
Basic	$(0.55)	$(0.55)	$0.37
Diluted	$(0.55)	$(0.55)	$0.34
Weighted average number of common shares outstanding:
Basic	18,618,463	29,114,715	37,897,417
Diluted	18,618,463	29,114,715	42,215,045

See accompanying notes to the Consolidated Financial Statements.

F–2

ACTIVCARD S.A.

CONSOLIDATED BALANCE SHEETS

	Year ended December 31,
	1998	1999	2000
	Amounts in thousands, except per share data
Assets
Current assets
Cash and cash equivalents	$4,150	$8,790	$309,850
Accounts receivable, net	2,512	2,576	5,835
Other receivables	751	603	1,665
Related party receivable	—	—	345
Inventory, net	1,133	1,224	3,480
Other current assets	756	1,205	2,249

Total current assets	9,302	14,398	323,424
Property and equipment, net	1,037	888	1,838
Other long-term assets	2,036	1,148	1,073

Total assets	$12,375	$16,434	$326,335

Liabilities and Shareholders' (Deficit) Equity
Current liabilities
Accounts payable and accrued liabilities	$4,398	$4,323	$7,891
Deferred revenue	78	211	3,451
Current portion of long-term debt	1,174	1,181	—
Current portion of obligations under capital lease	252	238	122

Total current liabilities	5,902	5,953	11,464
Long-term debt	9,163	9,231	—
Long-term portion of obligations under capital lease	210	226	53
Other long-term liabilities	105	32	55

Total liabilities	15,380	15,442	11,572
Commitments and contingencies
Shareholder's equity (deficit)
Common shares, FF6.25 nominal value 20,872,438, 32,090,026 and 39,899,926 shares issued and outstanding at December 31, 1998, 1999 and 2000, respectively	24,576	36,339	43,503
Additional paid-in capital	25,836	34,483	341,853
Accumulated other comprehensive loss	(1,417)	(2,066)	(17,026)
Deferred stock compensation	(272)	(124)	—
Accumulated deficit	(51,728)	(67,640)	(53,567)

Total shareholders' equity (deficit)	(3,005)	992	314,763

Total liabilities and shareholders' equity (deficit)	$12,375	$16,434	$326,335

See accompanying notes to the Consolidated Financial Statements.

F–3

ACTIVCARD S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

	Common shares			Accumulated other comprehensive loss
			Additional paid-in capital		Deferred stock compensation	Accumulated deficit	Shareholders' equity (deficit)
	Shares	Amount
	(Amounts in thousands, except share data)
Balance January 1, 1998	15,529,246	$18,969	$21,188	$(1,298)	$(420)	$(41,430)	$(2,991)
Issuance of common shares	4,658,773	4,873	4,069				8,942
Exercise of warrants	529,576	570	389				959
Exercise of rights	154,843	164	190				354
Amortization of deferred compensation					148		148
Components of comprehensive loss:
Net loss						(10,298)	(10,298)
Foreign currency translation				(119)	—	—	(119)

Total comprehensive loss				(119)	—	(10,298)	(10,417)

Balance December 31, 1998	20,872,438	24,576	25,836	(1,417)	(272)	(51,728)	(3,005)
Issuance of common shares	8,783,179	9,375	2,750				12,125
Issuance of warrants	—	—	344				344
Exercise of warrants	178,226	176	568				744
Exercise of rights	1,003,975	989	554				1,543
Exercise of stock options	267,839	258	979				1,237
Conversion of bonds	984,369	965	3,452				4,417
Amortization of deferred compensation					148		148
Components of comprehensive loss:
Net loss						(15,912)	(15,912)
Foreign currency translation				(649)	—	—	(649)

Total comprehensive loss				(649)	—	(15,912)	(16,561)

Balance December 31, 1999	32,090,026	36,339	34,483	(2,066)	(124)	(67,640)	992
Issuance of common shares	4,990,675	4,622	294,568				299,190
Exercise of warrants	493,944	425	2,120				2,545
Exercise of rights	692,377	637	431				1,068
Exercise of stock options	577,100	505	2,098				2,603
Conversion of bonds	1,055,804	975	8,153				9,128
Amortization of deferred compensation					124		124
Components of comprehensive loss:
Net loss						14,073	14,073
Foreign currency translation				(14,960)	—	—	(14,960)

Total comprehensive loss				(14,960)	—	14,073	(887)

Balance December 31, 2000	39,899,926	$43,503	$341,853	$(17,026)	$—	$(53,567)	$314,763

See accompanying notes to the Consolidated Financial Statements.

F–4

ACTIVCARD S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	1998	1999	2000
	(Amounts in thousands, except share data)
Operating activities
Net (loss) income	$(10,298)	$(15,912)	$14,073
Adjustments to reconcile net loss (income) to net cash (used in) provided by operating activities:
Depreciation and amortization	745	1,164	851
Deferred compensation on issuance of securities	148	2,548	124
Gain from government debt forgiveness	—	—	(434)
Other non-cash items, net	(1)	(4)	—
Increase (decrease) in cash from:
Accounts receivable	(149)	(452)	(3,259)
Other and related party receivables	249	17	(732)
Inventories	(293)	(270)	(2,256)
Other current assets	25	(655)	(1,284)
Accounts payable and accrued liabilities	(8)	446	2,777
Deferred revenue	4	154	3,240

Net cash (used in) provided by operating activities	(9,578)	(12,964)	13,100

Investing activities
Acquisition of property and equipment	(589)	(265)	(1,658)
Proceeds from sale of property and equipment	—	27	—
Investment in other long-term assets	—	—	(119)

Net cash used in investing activities	(589)	(238)	(1,777)

Financing activities
Proceeds from issuance of common shares	8,942	9,725	299,190
Proceeds from exercise of options, rights and warrants	1,313	3,526	6,216
Issuance of shares from conversion of debt	—	5,656	—
Proceeds from issuance of warrants	—	344	—
Repayment of long-term debt	(1,054)	(1,039)	(821)

Net cash provided by financing activities	9,201	18,212	304,585

Effect of exchange rate changes on cash and cash equivalents	(175)	(370)	(14,848)

Net increase (decrease) in cash and cash equivalents	(1,141)	4,640	301,060
Cash and cash equivalents, beginning of period	5,291	4,150	8,790
Cash and cash equivalents, end of period	$4,150	$8,790	$309,850

Supplemental cash flow information:
Interest paid	$732	$745	$220
Income taxes paid	8	10	19
Depreciation and amortization of property and equipment	574	590	675
Amortization of other long-term assets	171	574	176
Supplemental disclosure of non-cash financing activity:
For the years ended December 31, 1999 and 2000, the Company recorded the issuance of common shares from the conversion of a convertible loan of $4,417 and $9,128, respectively. The Company also acquired $279 of equipment through capital leases during the year ended December 31, 1999.

See accompanying notes to the Consolidated Financial Statements.

F–5

ACTIVCARD S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share data)

1. Nature of Business

    ActivCard S.A. is organized as a société anonyme, or limited liability corporation, under the laws of the Republic of France. ActivCard S.A. and its subsidiaries comprise the ActivCard Group (the "Company"), which was founded in 1985.

    The Company develops and markets digital identity and electronic certification solutions that enable e-business and network computing. The Company's solutions allow individuals and businesses to perform secure online transactions over a network. The Company markets its solutions through resellers, distributors, original equipment manufacturers and system integrators.

2. Summary of Significant Accounting Policies

Basis of Consolidation

    The Consolidated Financial Statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries after elimination of inter-company accounts and transactions. The principal operating subsidiaries are:

  ActivCard Europe S.A. (France)
  ADV Technologies S.A. (France)
  ActivCard Inc. (United States)
  ActivCard Asia Pte. Ltd. (Singapore)
  ActivCard K.K. (Japan)

    All of the subsidiaries are wholly-owned with the exception of ActivCard Asia Pte. Ltd, which is 80%, owned.

    The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

    Revenues are derived primarily from the sale of software licenses, hardware and service agreements. The Company adopted the provisions of Statement of Position 97-2 effective January 1, 1998 as amended by Statement of Position 98-4. Revenues from software license agreements are recognized upon shipment, provided that a signed contract exists, the fee is fixed or determinable and collection of the corresponding receivable is probable. In software arrangements that include rights to multiple software products, maintenance and/or other services, the Company allocates the total arrangement fee among each deliverables determined based on vendor-specific evidence. Revenue from the sale of hardware is recognized upon shipment of the product, provided that no significant obligation remains and collection of the receivable is considered probable.

    Service revenue is recognized in accordance with the percentage-of-completion method, or in the case of maintenance contracts, is recognized on a straight-line basis over the term of the contract. From time-to-time, the Company receives fees under product development contracts with certain customers. These fees are recorded as revenue as the work is performed pursuant to the related contracts and the achievement of related milestones. Amounts billed in excess of revenue recognized are recorded as deferred revenue in the accompanying consolidated balance sheets. Unbilled work-in-process is recorded as a receivable in the accompanying balance sheets.

F–6

Sales Warranties

    Expenses associated with potential warranty claims are accrued at the time of sale, based on warranty terms and prior experience. The Company provides for the costs of warranty in excess of its own warranty coverage provided to the Company by the product assembly contractors.

Research and Development and Capitalized Software Development Costs

    Research and development costs are expensed as incurred. In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalizes eligible software costs upon achievement of technological feasibility subject to net realizable value considerations. To date, the period between technological feasibility of a solution and the general availability of such software is short. Accordingly, the Company has not capitalized any costs and charged all such costs to research and development expenses.

Research Tax Credits

    Research tax credits are provided by the French government as incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes paid or ever to be paid.

Stock-based Compensation

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), which recommends that the compensation cost for stock-based plans be measured using a fair value based method. The Company calculates the compensation cost for its stock option plans in compliance with the provisions of Accounting Principles Board (APB) Opinion No. 25 which provides that no compensation costs be recorded if the exercise price of the options granted is equal to the fair market value of the Company's stock as at the date of grant. For the fiscal year ending December 31, 2000, the Company continues to follow APB Opinion No. 25 and disclosed in the notes to the consolidated financial statements pro forma net income (loss) as if the fair value method of measurement had been applied, as permitted by SFAS 123.

Marketing and Advertising Costs

    Marketing and advertising costs are expensed as incurred. Advertising expenses were immaterial for all years presented.

Foreign Currency

    The reporting currency of the Company and its subsidiaries is the U.S. dollar. All of the companies within the ActivCard Group use their local currency as their functional currency. For those entities using their non-U.S. dollar currency as their functional currency, assets and liabilities are translated into the U.S. dollar at exchange rates in effect at the balance sheet date and revenues and expenses at weighted average exchange rates during the year. Translation adjustments arising upon the consolidation of non-U.S. dollar financial statements are accumulated in shareholders' equity (deficit) as a translation adjustment. Transactions involving a currency other than the functional currency

F–7

generate a gain or loss from the fluctuation of this currency relative to the functional currency and are recorded in the statement of operations during the respective period. The Company has not undertaken hedging transactions to cover its currency exposure.

Income Taxes

    In accordance with Statement of Financial Accounting Standards No. 109, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing enacted tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for the estimated future tax effects of deductible temporary differences and net operating loss carry-forwards and research and development tax credits. The Company has provided a valuation allowance for the entire calculated deferred income tax asset.

Earnings (Loss) per Share

    Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of shares outstanding plus dilutive potential common share and equivalents outstanding assuming conversion of convertible loans and the exercise of options, rights and warrants. Dilutive options, rights and warrants did not have any effect on the computation of diluted loss per share in 1998 and 1999 since they were anti-dilutive.

Comprehensive Income

    In 1997, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the Consolidated Statement of Shareholders' Equity. The adoption of SFAS 130 had no impact on total shareholders' equity.

Cash and Cash Equivalents

    The Company considers all highly liquid investments with insignificant interest rate risk and an original maturity of three months or less to be cash equivalents. The Company classifies investments, based on the nature of the securities and the intent and investment goal of the Company, as trading securities, available-for-sale securities or held-to-maturity securities.

Fair Value of Financial Instruments

    The fair value of certain of the Company's short-term financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturities. The fair value of the Company's long-term debt obligations is determined based on expected future cash flows, discounted at market interest rates.

F–8

Inventory

    Inventory consists of finished goods and of components and is valued at the lower of cost (first-in, first-out method) or market.

Long-Lived Assets

    The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. To date, there have been no impairment losses.

Depreciation and Amortization

    Depreciation and amortization are provided using the straight-line method over the estimated useful lives of three to five years. Assets under capital leases are amortized over the shorter of the asset life or the lease term. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

Other Long-term Assets

    Other long-term assets consist primarily of security deposits, licenses, patents and long term research and development tax credits receivable. The costs related to the licenses are capitalized and amortized over the lesser of the estimated useful life or 5 years. Patents and patent rights are amortized over the shorter of their economic useful life, which does not exceed three years or the legal life.

Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the provision for returns and doubtful accounts, the provision for obsolete and excess inventories, depreciation and amortization, taxes and contingencies. Actual results could differ from those estimates.

Segment Information

    Consistent with the Company's strategy to shift from a lower margin engineering services business to a higher margin product sales based company, the Company now mainly operates in a single industry segment providing digital identity and electronic certification solutions and the revenue generated in the engineering services business is insignificant. Therefore the Company reports information only by geographic area.

F–9

Reclassifications

    Certain amounts in the prior period financial statements have been reclassified to conform with current period presentation.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative and Hedging Instruments". SFAS No. 133, as amended by SFAS No. 137 and 138, is effective for year-ends commencing after June 15, 2000 and requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings (loss) or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction as well as the type of hedge. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001. The Company currently does not hold any derivatives. The adoption of SFAS 133 is expected to have no material impact on the Company's financial statements.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 specifies certain criteria that should be met before the recognition of revenue. The Company adopted SAB No. 101 in the year ended December 31, 2000. The adoption of SAB No. 101, as amended by SAB No. 101A or 101B, did not have a material impact on the results of operations or statement of financial position.

    In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation" an Interpretation of APB Opinion No. 25. FIN No. 44 clarifies issues related to the definition of an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN No. 44 in March 2000 did not have a material impact on the Company's results of operations or statement of financial position.

3. Cash and Cash Equivalents

    At December 31, 1998, 1999 and 2000, the Company respectively held $1,557, $1,481 and $290,810 of available-for-sale securities, which were classified as cash equivalents. Fair value of such securities approximated book value and there were no unrealized gains or losses as of December 31, 1998, 1999 and 2000. Gross realized gains and losses on disposition of available-for-sale securities during 1998 and 1999 were immaterial. Gross realized gains on disposition of available-for-sale securities amounted to $93 in 2000.

F–10

4. Accounts Receivable, net

    Accounts receivable consists of the following:

	1998	1999	2000
Accounts receivable	$2,601	$2,824	$6,119
Less allowance doubtful accounts	(89)	(248)	(284)

Accounts receivable, net	$2,512	$2,576	$5,835

    The activity in the allowance for doubtful accounts may be summarized as follows:

	1998	1999	2000
Allowance balance at January 1	$134	$89	$248
Amounts charged to expense	87	195	41
Amounts written off	(132)	(36)	(5)

Allowance balance at December 31	$89	$248	$284

    The Company does not generally require collateral and maintains reserves for potential credit losses on customer accounts when considered necessary. The Company utilizes an indirect sales channel strategy to sell its products to many end users. Historically, the Company has experienced a concentration of revenues through certain of its channel partners. In 1998, two accounts comprised 59% of revenues and 47% of accounts receivable. In 1999, two accounts comprised 50% of revenues and 37% of accounts receivable. In 2000, two accounts comprised 61% of revenues and 66% of accounts receivable. No other customers in 1998, 1999 and 2000 accounted for 10% of revenues or 10% of accounts receivables.

5. Other Receivables

    Other receivables consist of the following:

	1998	1999	2000
Unbilled work-in-process	$18	$27	$149
Research and development tax credit receivable—current portion	34	80	606
Value-added tax recoverable	699	496	910

Other Receivables	$751	$603	$1,665

6. Related Party Receivable and Transactions

    In December 2000, the Company provided a loan to an officer in the amount of $345 related to the exercise of stock options.

    In 1999, an investment bank related to a member of the Company's Board of Directors, entered into an underwriting agreement to place an entire rights issue consisting of an aggregate of $6,000 principal amount of non-interest-bearing convertible bonds due October 15, 2001 and warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. The investment bank

F–11

received a 6% commission amounting to $360 on the gross proceeds for the issuance. In 1998, the same investment bank, entered into two underwriting agreements to place two entire rights issues for the Company. The investment bank received a 3% commission ($280) on the gross proceeds for the first rights issue and a 6.5% commission ($675) on the gross proceeds for the second rights issue. These commissions reflected market conditions and the complexity of placing the shares for the Company.

7. Inventory, net

    Inventory, net consists of the following:

	1998	1999	2000
Components	$532	$491	$2,097
Finished goods	659	999	1,713

Inventory, gross	1,191	1,490	3,810
Reserve for obsolescence and excess inventories	(58)	(266)	(330)

Inventory, net	$1,133	$1,224	$3,480

8. Other Current Assets

    Other current assets consist of the following:

	1998	1999	2000
Prepaid expenses	$469	$906	$1,224
Advances to suppliers	206	237	342
Acquisition costs	—	—	600
Other	81	62	83

Other Current Assets	$756	$1,205	$2,249

9. Property and Equipment, net

    Property and equipment net consists of the following:

	1998	1999	2000
Office equipment	$56	$64	$134
Computers and equipment	1,402	1,663	2,983
Furniture and fixtures	940	664	757
Leasehold improvements	96	143	143

Property and equipment at cost	2,494	2,534	4,017
Less accumulated depreciation	(1,457)	(1,646)	(2,179)

Property and equipment, net	$1,037	$888	$1,838

F–12

    The Company leases certain of its equipment under capital leases. Capitalized costs of approximately $1,350, $1,239 and $628 are included in property and equipment at December 31, 1998, 1999 and 2000, respectively. Accumulated amortization of these leased assets was approximately $913, $892 and $471 at December 31, 1998, 1999 and 2000 respectively.

    Activity within the historical cost of property and equipment and accumulated depreciation is summarized as follows:

Historical cost	1998	1999	2000
Beginning balance	$2,106	$2,494	$2,534
Acquisition of property and equipment	589	265	1,673
Acquisition of property and equipment under capital leases	—	279	—
Retirement of assets	(311)	(291)	(98)
Translation adjustment	110	213	(92)

Ending balance	$2,494	$2,534	$4,017

Accumulated depreciation	1998	1999	2000
Beginning balance	$1,109	$1,457	$1,646
Depreciation	574	590	675
Reversals	(296)	(264)	(84)
Translation adjustment	70	(137)	(58)

Ending balance	$1,457	$1,646	$2,179

10. Other Long-term Assets

    Other long-term assets consists of the following:

	1998	1999	2000
Research and development tax credits receivable	$1,325	$691	$199
Licenses and patents	897	770	924
Security deposit	174	150	557

Long-term assets at cost	2,396	1,611	1,680
Less accumulated amortization	(360)	(463)	(607)

Other long-term assets, net	$2,036	$1,148	$1,073

F–13

11. Accounts Payable and Accrued Liabilities

    Accounts payable and accrued liabilities consist of the following:

	1998	1999	2000
Trade accounts payable	$2,075	$2,090	$4,613
Accrued payroll and benefits	1,637	1,885	2,447
Other accrued liabilities	686	348	831

Accounts payable and accrued liabilities	$4,398	$4,323	$7,891

12. Short-term and Long-term Debt

    Short-term and long-term debt consists of:

	1998	1999	2000
Bank overdrafts	$36	$5	$—
Bank loans	90	7	—
Convertible bonds	8,344	9,389	—
Non-interest bearing loans	1,867	1,011	—

Total long-term debt	10,337	10,412	—
Less current portion	1,174	1,181	—

Long-term portion	$9,163	$9,231	$—

    In 1998, the Company factored certain trade accounts receivable in the amount of $32 with full recourse. As such, these amounts were recorded in current portion of long-term debt. The Company did not factor any trade receivables in 1999 or 2000.

    The Company had 7.75% interest bearing bank loans, which were repayable in installments through 1999.

    In July 1997, the Company issued 603 convertible bonds for cash proceeds of $6,030. A complementary issuance of 200 convertible bonds took place in October 1997, for cash proceeds of $2,000. These bonds bear interest at a rate of 7.75% payable semi-annually. The conversion price of each bond is $4.60 per share and is based on the average price on EASDAQ. Each bond is convertible into 2,173 shares of the Company. In 1999, 453 bonds amounting to $4,530 were converted into 984,369 shares. As of December 31, 1999, 350 bonds giving right to conversion into 760,550 shares were outstanding. During 2000, 348 bonds were converted into 756,204 shares and 2 bonds were redeemed. As of December 31, 2000 none of the 7.75% convertible bonds were outstanding.

    In October 1999, the Company issued convertible, non-interest bearing bonds consisting of an aggregate of $6.0 million principal amount due October 15, 2001 and warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. The bonds are convertible into 300,000 common shares at any time on or after the earlier of April 15, 2000 and the consummation of the offering of the Company on the NASDAQ, and can be redeemed prior to maturity at redemption prices ranging from 103% to 112% of their principal amount. The fair value of the detachable warrants of $344 has been recorded as additional paid-in capital as a direct deduction from the principal amount of the bonds, determined on the basis of the value of the bonds without such warrants issued at an effective interest rate of 9%. During 2000, 11,984 bonds have been converted into 299,600 shares and 16 bonds were redeemed. As of December 31, 2000 no non-interest bearing bonds were outstanding. During 2000, 395,300 warrants related to this debt offering were exercised. At December 31, 2000, 804,700 warrants related to this debt offering were outstanding.

F–14

    In 1997, the Company had various non-interest bearing loans outstanding with Anvar, an agency of the government of France and Coface, an entity controlled by the government of France. These loans were provided to encourage research and development and export and international expansion for French companies. The Company made payments towards the Anvar loan in the amount of FF1.5 million in 1998 and FF2.0 million in 1999. The Coface loan was repayable in installments based on sales realized by the U.S. subsidiary up to December 31, 1999. A third non-interest bearing loan was incurred in 1997 for the purchase of a license and was outstanding through 1998 and 1999. Outstanding amounts on this third loan were repaid in semi-annual installments of $200 in 1998, $300 in 1999 and $350 in 2000. There were no amounts outstanding for any of these non-interest bearing loans as of December 31, 2000.

13. Other Long-term Liabilities

    Other long-term liabilities mainly consist of an allowance for sales warranties of $32, $31 and $55 at December 31, 1998, 1999 and 2000, respectively.

14. Lease Commitments

    The Company has entered into non-cancelable operating leases for office space and equipment as well as capital leases for equipment with original terms that range between 3 and 10 years. The capital leases are collateralized by their respective underlying assets.

    The future minimum lease payments under these leases are as follows:

Year ending December 31,	Capital Leases	Operating Leases
2001	$127	$2,355
2002	65	2,375
2003	—	1,820
2004	—	2,011
2005	—	2,106
Thereafter	—	12,432

Total minimum lease payments	192	$23,099
Less amount representing interest	(17)

Present value of minimum lease payments	175
Less current portion of obligations under capital lease	(122)

Long-term portion of obligations under capital lease	$53

    Rental expense for all operating leases amounted to $643, $644 and $791 during 1998, 1999 and 2000, respectively.

15. Shareholders' Equity

    The number of common shares issued and outstanding were as follows:

	1998	1999	2000
Authorized	27,332,742	39,042,117	46,053,501
Issued	20,872,438	32,090,026	39,899,926
Outstanding	20,872,438	32,090,026	39,899,926

F–15

    In March 1998, the Company issued 4,658,773 common shares at $2.00 per share resulting from a capital increase with preferential subscription right.

    In December 1998, the Company issued 8,303,179 common shares at $1.25 per share. The subscription began in January 1999, with the shares issued in February 1999. Net cash proceeds after offering expenses amounted to $9.7 million.

    In July 1999, the Company issued 480,000 reserved common shares authorized by the May 19, 1999 shareholders meeting with the nominal value at FF6.25 in connection with a litigation (see note 21).

    In February 2000, the Company sold 990,675 common shares at a price of $17.16 per share in conjunction with a private placement to strategic business partners. The Company received proceeds of approximately $17 million, net of underwriting and placement costs.

    In March 2000, the Company sold 4,000,000 American Depositary Shares ("ADS") at a price of $76.50 per ADS (each ADS represents one common share) in conjunction with an initial listing on the NASDAQ National Market. As a result of the offering, the Company received proceeds of approximately $282 million, net of underwriting discounts, commissions, offering costs and related expenses paid by the Company.

    The rights and preferences of the common shareholders, as provided under the Company's bylaws are as follows:

Preemptive Subscription Rights

    Shareholders have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend Rights

    The Company may distribute dividends out of its "distributable profits" plus any amounts held in its reserve, which the shareholders decide to make available for distribution, other than those reserves, which are specifically required by law and its by-laws. "Distributable profits" consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carry forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

    The Company must allocate five percent of its statutory net profit for each year to its legal reserve account before dividends may be paid with respect to that year. Such allocation must be made until the amount in the legal reserve is equal to ten percent of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of the Company's French subsidiaries on a statutory basis. At December 31, 2000, there was no amount allocated to the Company's legal reserve. The legal reserve may be distributed to shareholders only upon liquidation of the Company.

    Dividend distributions, if any, will be authorized in French francs and may be paid in any currency.

Shareholder Rights Plan

    In 1996 and 1998, the shareholders of the Company authorized the issuance of various complementary share and bond rights to existing shareholders in conjunction with the issuance of

F–16

common shares during these periods in accordance with the statutory anti-dilution laws of France. In August 1996, October 1996, the Company issued rights totaling 85,291, 84,670, respectively.

	Aug '96 Issue	Oct '96 Issue	Mar '98 Issue	Dec '98 Issue	Total
Balance January 1, 1998	31,409	32,976	—	—	64,385
Issued	—	—	815,321	1,259,005	2,074,326
Exercised	(11,055)	(10,608)	(133,180)	—	(154,843)
Cancelled	(13,219)	(12,681)	(61,429)	(84,579)	(171,908)

Balance December 31, 1998	7,135	9,687	620,712	1,174,426	1,811,960
Exercised	(5,337)	(5,119)	(345,094)	(648,425)	(1,003,975)
Cancelled	—	(1,421)	(15,684)	(29,442)	(46,547)

Balance December 31, 1999	1,798	3,147	259,934	496,559	761,438
Exercised	(1,798)	(2,792)	(253,134)	(434,653)	(692,377)
Cancelled	—	—	(1,625)	(12,793)	(14,418)

Balance December 31, 2000	—	355	5,175	49,113	54,643

Exercise price per share	$5.00	$5.00	$2.00	$1.25

Warrants

    The following is a summary of the Company's outstanding share warrant plans with the corresponding number of underlying common shares eligible to be realized through exercise:

	1998	1999	2000
Director share warrant plans	369,584	278,510	252,250
1997 convertible bond warrants	69,536	17,384	—
1999 convertible bond warrants	—	1,200,000	804,700

Total share warrants outstanding	439,120	1,495,894	1,056,950

Director Share Warrant Plans

    During the years 1995 to 2000, inclusive, the shareholders of the Company authorized the creation of share warrant plans for the purpose of granting warrants to certain executive shareholders and to

F–17

members of the Company's board of directors. Grants were made in 1995, 1996 and 1997 totaling 977,200, 105,000, 91,000, respectively. The activity and terms of the plans are summarized as follows:

	1995 Plans	1996 Plan	1997 Plan	1998 Plan	1999 Plan	2000 Plan		Total
Balance January 1, 1998	742,280	70,000	91,000	—	—	—		903,280
Granted	—	—	—	120,000	—	—		120,000
Exercised	(529,576)	—	—	—	—	—		(529,576)
Cancelled	(44,120)	—	(75,000)	(5,000)	—	—		(124,120)

Balance December 31, 1998	168,584	70,000	16,000	115,000	—	—		369,584
Granted	—	—	—	—	90,000	—		90,000
Exercised	(126,074)	—	—	—	—	—		(126,074)
Cancelled	—	(35,000)	(5,000)	(5,000)	(10,000)	—		(55,000)

Balance December 31, 1999	42,510	35,000	11,000	110,000	80,000	—		278,510
Granted	—	—	—	—	—	55,000		55,000
Exercised	(42,510)	(26,250)	(2,500)	(10,000)	—	—		(81,260)

Balance December 31, 2000	—	8,750	8,500	100,000	80,000	55,000		252,250

Exercise price per share	13.80FF (*)	51.50FF	58.30FF	$5.75	$4.14	$35.01	(*)

(*)
Weighted average exercise price per share.

    The Director Share Warrant plans generally vest over four years with the exception of the 1995 Plans, which vests over three years. The term of the option before expiry is generally five years.

    •    1997 Convertible Bond Warrants

    In June 1997, the shareholders of the Company authorized the creation of warrants conferring to its investment bankers, the right to subscribe to convertible bonds of the Company in the amount of up to 4% of the convertible bonds issued in July and October 1997. As of December 31, 1997, following the issue of 803 convertible bonds giving right to 1,744,919 shares, 32 warrants were outstanding giving right to 69,536 shares at a price of $4.60 per share, to be exercised no later than five years after their attribution. No bonds were converted to shares in 1998. In 1999, 24 warrants were exercised and converted into 52,152 shares. As of December 31, 1999, 8 warrants giving right to 17,384 shares were remaining. In 2000, 8 warrants were exercised and converted into 17,384 shares. No warrants were outstanding as of December 31, 2000.

  1999 Convertible Bond Warrants

    In October 1999, the Company issued convertible securities, consisting of $6.0 million principal amount of non-interest bearing bonds and 1,200,000 warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. Warrants can be exercised between April 15, 2000 and April 15, 2002. During 2000, 395,300 warrants related to this debt offering were exercised. At December 31, 2000, 804,700 warrants related to this debt offering were outstanding.

Stock Options

    In June 1997, June 1998, May 1999 and May 2000, the shareholders of the Company authorized the creation of different stock option plans granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of respectively, 1,200,000,

F–18

1,200,000, 1,100,000 and 2,000,000 common shares. These plans generally provide for a four-year vesting period and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from selling their stock options prior to the fifth anniversary from the date of grant. The Board of Directors establish the exercise price as the weighted average closing price quoted on EASDAQ during the twenty trading days prior to the date of grant.

    In 1998, subsequent to an increase in capital resulting from the March rights issue, all outstanding stock options were re-priced lower by 6%. Further, the number of outstanding stock options granted was increased by 6%. In 1999, pursuant to the December 1998 shareholders' meeting in conjunction with an increase in capital, all outstanding stock options were re-priced lower by 17%. Further, the number of outstanding stock options granted was increased by 17%.

    A summary of the Company's employee stock option plan activity and related information for the years ended December 31, follows:

	1998		1998		1998
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding—beginning of year	979,750	$5.75	2,135,155	$5.32	3,491,420	$5.10
Granted	1,349,985	$5.05	1,788,206	$5.63	1,841,481	$22.63
Exercised	—	—	(267,839)	$4.62	(577,100)	$4.51
Forfeited	(194,580)	$5.18	(164,102)	$3.56	(303,043)	$17.50

Outstanding—end of year	2,135,155	$5.21	3,491,420	$5.10	4,452,758	$11.58

Exercisable at end of year	218,272	$5.43	731,960	$4.68	1,084,424	$5.14

    As of December 31, 2000, 589,225 options under 1997, 1998, 1999 and 2000 plans were available for new grant. As of December 31, 2000, outstanding stock options granted to employees granted to French regulation and U.S. regulation were 1,476,996 and 2,975,762, respectively.

    The summary of stock options, Directors warrants and warrants related to convertible bonds outstanding and exercisable as of December 31, 2000 was as follows:

	Options outstanding
				Options exercisable
		Weighted average remaining life (years)
Range of exercise prices	Number outstanding		Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 1.67 - $ 5.75	3,576,852	3.82	$4.43	1,909,499	$4.74
$ 9.20 - $19.75	1,252,156	6.48	$18.95	59,125	$17.28
$23.37 - $32.80	651,700	6.63	$26.01	—	—
$71.03 - $73.63	29,000	4.59	$71.39	—	—

    At December 31, 2000, in addition to shares reserved for the exercise of outstanding options, 589,225 shares were reserved for future option grants.

    In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 43% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares

F–19

before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997 related to French resident employees. The Company has not recorded a liability for social charges for options granted as of December 31, 2000 as the French stock option plan prohibits any sale of shares before a five-year period.

    Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of SFAS 123. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 4%, for all years dividend yield of 0% in all years; volatility factors of the expected market price of the Company's common shares of 0.69 for 1998, 0.61 to 1.59 for 1999 and 0.76 to 1.58 for 2000 and a weighted-average expected life of the options of 4.8 years.

    For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for loss per share information):

	1998	1999	2000
Pro forma net income (loss)	$(11,376)	$(17,835)	$6,110
Pro forma net income (loss) per share (in U.S. dollars)
Basic	$(0.61)	$(0.61)	$0.16
Diluted	$(0.61)	$(0.61)	$0.14

    During the initial phase-in period, as required by SFAS 123, the pro forma amounts were determined based on stock option grants in 1998, 1999 and 2000 only. Since pro forma compensation expense is recognized over vesting periods of four years, the pro forma amounts for compensation cost may not be indicative of the pro forma effects of application of SFAS 123 on net earnings (loss) and earnings (loss) per share for future years.

    The weighted-average fair value of options and warrants granted during 1998, 1999 and 2000 was as follows:

	1998	1999	2000
Options whose price equaled market price of the underlying shares on the grant date	$—	$—	$—
Options whose price was less than the market price of the underlying shares on the grant date	$—	$1.52	$13.65
Options whose price was greater than the market price of the underlying shares on the grant date	$1.99	$5.74	$43.46

F–20

16. Income Taxes

    A reconciliation of income tax benefit computed at the French statutory rate (40.0% in 1998, in 1999 and 36.7% in 2000) to the income tax benefit recognized is as follows:

	1998	1999	2000
Income tax benefit (expense) at France's statutory rate	$4,480	$6,360	$(5,160)
Operating losses not utilized	(4,480)	(6,360)	—
Net operating loss carry-forwards utilized	—	—	5,160
Research and development tax credit	460	15	—
Minimum tax payable	(8)	—	(1)

Income tax benefit (expense)	$452	$15	$(1)

    Research and development credits are recoverable in cash in the fourth year after the credit is earned, if the credit has not been applied against income taxes payable.

    As of December 31, 1998, 1999 and 2000, significant components of the Company's net deferred income tax assets were as follows:

	1998	1999	2000
Net operating loss carry-forwards	$17,702	$19,373	$15,909
Research and development capitalized for tax purposes	30	6	9
Timing differences in amortization periods	542	262	6,410
Other differences	231	450	402

Net deferred tax assets	18,505	20,091	22,730
Valuation allowance	(18,505)	(20,091)	(22,730)

Net deferred tax assets	$—	$—	$—

    Due to the history of losses and uncertainty surrounding the realization of net deferred tax assets, the Company has provided a valuation allowance for the entire amounts. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized.

    As of December 31, 2000, the Company has net operating loss carry-forwards in France of approximately $6,819 with no expiration date. The Company has U.S. net operating loss carry-forwards in the United States of approximately $31,935, which expire between 2012 and 2015. The Company has net operating loss carry-forwards in Singapore of $3,068 with no expiration date. These net operating loss carry-forwards can be only be used by the legal entity generating the operating losses.

F–21

17. (Loss) Earnings Per Share

    The following is a reconciliation of the numerator and denominator used to determine basic and diluted (loss) earnings per share (in thousands, except per share amounts):

	1998	1999	2000
Numerator:
Reported (loss) earnings per share	$(10,298)	$(15,912)	$14,073
Effect assuming conversion of convertible bonds at beginning of year	—	—	138

Adjusted (loss) earnings available to shareholders	$(10,298)	$(15,912)	$14,211

Denominator:
Basic weighted average number of shares outstanding	18,618,463	29,114,715	37,897,417
Weighted average number of options outstanding	—	—	2,695,598
Weighted average number of rights and warrants	—	—	1,303,588
Weighted average number of shares from convertible bonds	—	—	318,442

Diluted weighted average number of shares outstanding	18,618,463	29,114,715	42,215,045

(Loss) earnings per common share:
Basic	$(0.55)	$(0.55)	$0.37
Diluted	$(0.55)	$(0.55)	$0.34

    No amounts have been presented for diluted earnings per share for the periods where the effect of including the weighted average number of common shares available under share options, reserved rights, warrants and convertible bonds is anti-dilutive.

18. Employee Retirement Plans

    The Company contributes to pensions for personnel in France and Singapore in accordance with local law, by contributing based on salaries to the relevant government agencies. No actuarial liability exists in connection with these plans.

    French law also requires payment of a lump sum retirement indemnity to all employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Company's obligation is not material to its financial condition or results of operations for the years ended December 31, 1998, 1999 and 2000.

    The U.S. subsidiary has a 401(k) profit sharing plan for its full-time employees who have attained the age of 21 years and have been employed with the Company for six months. Eligible employees may make voluntary contributions to the plan up to a fixed dollar amount specified by U.S. law. The Company is not required to make contributions and to December 31, 2000, no contributions have been made.

19. Fair value of financial instruments

    At December 1998 and 1999, the fair value and carrying values of long-term debt obligations were:

	1998		1999
	Fair value	Carrying value	Fair value	Carrying value
Long-term debt	8,255	9,373	10,947	9,698

F–22

20. Segmented Information

    The Company operates in a single industry segment providing digital identity and electronic certification solutions. The Company makes key decisions and evaluates performance of the Company based on this single industry segment. Transfers between geographic areas are eliminated in the consolidated financial statements. The following is a summary of operations by geographic region for the years ended December 31, 1998, 1999 and 2000:

	Europe	North America	Asia Pacific	Total
1998
Net revenues	$6,989	$836	$441	$8,266
Loss from operations	(5,585)	(4,199)	(607)	(10,391)
Long lived assets	2,508	440	125	3,073
Total assets	10,577	1,305	493	12,375
Capital expenditures	242	278	69	589
Depreciation and amortization	471	220	54	745
1999
Net revenues	$7,963	$1,842	$457	$10,262
Loss from operations	(6,098)	(8,916)	(726)	(15,740)
Long lived assets	1,521	437	78	2,036
Total assets	13,045	3,147	242	16,434
Capital expenditures	45	205	15	265
Depreciation and amortization	887	214	63	1,164
2000
Net revenues	$13,713	$3,624	$744	$18,081
Loss from operations	(3,885)	(11,461)	(662)	(16,008)
Long lived assets	1,307	1,530	74	2,911
Total assets	314,880	11,007	448	326,335
Capital expenditures	765	955	72	1,792
Depreciation and amortization	540	240	71	851

21. Contingencies

    In 1990, the Company acquired shares held by minority shareholders in ActivCard Europe S.A. (formerly Telecash S.A.) for a price of $1,669, including cash consideration of $417. Payment of the balance was to occur at an annual rate of 7% of the annual net profit, of ActivCard Europe S.A. and its now inactive subsidiary, Telecash International BV, to a maximum of $834 in principal plus interest of 9% per year to a maximum of $556. Pursuant to the terms of the agreement with the minority shareholders, in the event that ActivCard Europe S.A. and Telecash International BV were not to make any profit for six consecutive years beginning on January 1, 1992 and up to December 31, 1997, the minority shareholders were either to give up their rights to payment or to buy back from the Company the shares of ActivCard Europe S.A. at a price equivalent to the amount initially received from the Company. Since January 1, 1992, ActivCard Europe S.A. and Telecash International BV have not made a profit during six consecutive years. The Company negotiated settlements with two of the three minority shareholders prior to the expiry date of December 31, 1997. The Company satisfied its obligation with one minority shareholder and has provided for the maximum agreed upon liability of $314 for the second minority shareholder in the financial statements for the year ended December 31, 2000. Possible payment of the potential obligation to the second minority shareholder is to occur at an annual rate of 1.6% of the annual net consolidated profit of ActivCard S.A. limited to a six-year

F–23

period, beginning January 1, 1998. A settlement was not reached within the specified time period with a third minority shareholder. Further, the third minority shareholder failed to exercise his right to buy back from the Company his proportional share which represented 0.15% of ActivCard Europe, S.A., at a price of $139. Under the terms of the 1990 agreement, the third minority shareholder is no longer entitled to any consideration. However, the third minority shareholder is challenging this fact from a legal perspective. It is the Company's opinion and that of its legal counsel that the challenge is without merit. No provision has been recorded in the financial statements for the third minority shareholder.

    On October 31, 1997, an action was filed in the United States District Court for the Northern District of California against the Company, its current U.S. subsidiary, ActivCard, Inc., and three individuals who are either former or current officers of the Company. The plaintiff was a former shareholder in the Company's original U.S. subsidiary, ActivCard Networks, Inc. which was merged into ActivCard, Inc. in June, 1996. The lawsuit alleged violation of U.S. securities laws, breach of contract, breach of fiduciary duty, fraud and conspiracy arising out this merger. In July 1999, an agreement settling all claims was signed. The settlement of $3,038 was recorded in the financial statements for the year ended December 31, 1999. The settlement agreement was composed of a $638 cash payment for legal expenses and a grant of 480,000 shares valued at $2,400 using the listed price on EASDAQ at June 30, 1999 ($5.00 per share). The fair value of shares to be issued at June 30, 1999 was included in the balance sheet caption "shares to be issued". The capital increase reserved to the plaintiff was authorized at the May 19, 1999 shareholders meeting and was fully subscribed on July 27, 1999. The lawsuit was dismissed on August 12, 1999.

22. Subsequent event

    On February 21, 2001, the Company announced that it had entered into a definitive agreement to acquire Authentic8 International ("Authentic8"), an Australian company providing Internet authentication services and related products. Under the terms of the agreement, the Company was to exchange $25,000 and 1,000,000 shares for the outstanding shares and stock options of Authentic8. In addition, the terms also provided for additional consideration of up to 290,000 shares contingent upon the achievement of certain milestones. On April 10, 2001, the Company and Authentic8 mutually agreed to terminate the agreement to combine primarily due to concerns over valuation caused by uncertainties in the economy at this time. As a result of the termination of the purchase agreement, the Company recorded a one-time charge of $4,000 in the first quarter of fiscal 2001 for break-up fees and professional fees previously deferred and incurred to effect the original purchase agreement. As a part of the agreement to terminate the original purchase agreement, the Company agreed to extend working capital loans to Authentic8 in the amount of $1,100. The loans are guaranteed by the majority shareholder of Authentic8 and include provisions for repayment on March 31, 2002 and interest rates of LIBOR plus 0.75%.

F–24

QuickLinks

PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. TRADING HISTORY AND MARKETS
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
INDEPENDENT AUDITORS' REPORT
ACTIVCARD S.A. CONSOLIDATED STATEMENTS OF OPERATIONS
ACTIVCARD S.A. CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS (DEFICIT)  EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS